

Home Federal Bancorp Inc

Of Louisiana

2024 Annual Report

Directors, Executive & Senior Officers

Directors & Executive Officers

James R. Barlow
Chairman of the Board, President and Chief Executive Officer

Glen W. Brown
Senior Vice President and Chief Financial Officer

DeNell W. Mitchell
Senior Vice President and Corporate Secretary

Dawn F. Williams
Senior Vice President
and Assistant Corporate Secretary

Outside Directors

Walter T. Colquitt, III
Director
Retired Dentist, Shreveport, Louisiana

Mark M. Harrison
Director
Owner of House of Carpets and Lighting

Scott D. Lawrence
Director
President of Southwestern Wholesale

Thomas Steen Trawick, Jr., M.D.
Director
Chief Executive Officer and Chief Medical Officer of CHRISTUS Health Shreveport - Bossier

Timothy W. Wilhite, Esq.
Director
Chief Financial Officer and General Counsel of
Wilhite Electric Co., Inc.

HFB Executive & Senior Officers

James R. Barlow
Chairman of the Board of Directors, President and CEO

Glen W. Brown
SVP and CFO

Mary L. Jones
SVP and COO

David S. Barber
SVP Mortgage Lending

Delayne C. Lewis
SVP and CRO

K. Matthew Sawrie
SVP Commercial Lending

A. Cantu, Jr.
SVP and Sr. Credit Officer

DeNell W. Mitchell
SVP Loan Operations

Dawn F. Williams
SVP Human Resources, Marketing and Facilities


HOME·FEDERAL·SAVINGS·&·LOAN·ASSOCIATION
HOME FEDERAL
SAVINGS & LOAN ASSOCIATION OF SHREVEPORT
INSURED

100 Years
Defining Local Since 1924
HFB

Locations

DOWNTOWN
624 Market Street
Shreveport, LA 71101

YOUREE DRIVE
6363 Youree Drive
Shreveport, LA 71105

PIERREMONT
925 Pierremont Road
Shreveport, LA 71106

SOUTHERN HILLS
9449 Mansfield Road
Shreveport, LA 71118

NORTHWOOD
5841 North Market
Shreveport, LA 71107

STOCKWELL
7964 East Texas Street
Bossier City, LA 71111

VIKING DRIVE
2555 Viking Drive
Bossier City, LA 71111

HUNTINGTON
6903 Pines Road
Shreveport, LA 71129

MINDEN
412 Homer Road
Minden, LA 71055

BENTON
104 Sibley Street
Benton, LA 71006

MAIN OFFICE
222 Florida Street
Shreveport, LA 71105


Mooringsport
Dixie
Benton
Bellevue
Pace
Gilark
Home Federal Bank
Blanchard
Princeton
Dixie Inn
Adner
Home Federal Bank
Fillmore
MARTIN LUTHER KING DR. AREA
Bodcau
Haughton
Doyline
Sibley
Lake View
Home Federal Bank
Barksdale AFB
HIGHLAND, STONER HILL
QUEENSBOROUGH
Yellow Pine
Oakland
Noles Landing
Heflin
Home Federal Bank
HOME FEDERAL BANK
FLOURNOY
Red River National Wildlife Refuge
Sligo
SPRINGLAKE, UNIVERSITY TERRACE
AIRPORT, PINES ROAD
Koran
Home Federal Bank
ELLERBEE WOODS
Taylortown
Elm Grove
Keithville
McDade
Ringgold
Spring Ridge
Atkins
Caspiana
Loggy Bayou Wildlife
Stonewall

Dear valued shareholders,

I present to you the Annual Report for Home Federal Bancorp, Inc. of Louisiana (Company) and its subsidiary, Home Federal Bank (HFB), covering the fiscal year ended June 30, 2024.

This report is a testament to our commitment to transparency and dedication to delivering value to our customers, shareholders, and employees. Considering the multitude of headwinds encountered during fiscal 2024, our Company performed well. These headwinds, including higher interest rates, higher inflation, concerns regarding commercial real estate, and expanding geopolitical tensions, created one of the most challenging banking environments in our lifetime. This banking environment set the stage for a new three phase strategy for HFB to shift its deposit mix, increase liquidity, and reduce debt. As rates moved higher, a significant portion of our deposits transferred into higher costs products within HFB or to non-bank brokerage accounts. This required HFB to concentrate on lower cost core deposits and not depend on wholesale funding such as single service jumbo CD customers, brokered deposits and borrowings. Additionally, HFB moved capital to the Company to be used primarily to reduce high cost debt. These maneuvers have significantly lowered future dividend requirements for HFB, as well as debt service payments for the Company.

Our long-time banking strategy has been, and will continue to be, maintaining core personal and business relationships within our home market of Northwest Louisiana. During the past year, we have completed several milestones. We have opened a new permanent banking facility in Minden, Louisiana to replace the existing temporary location. Our Minden team comprises individuals with longstanding banking experience and deep relationships with customers. Additionally, we have continued to integrate our new Benton, Louisiana location that was the result of acquiring First National Bank of Benton during fiscal 2023. As these communities continue to grow, we will have an opportunity to provide A Better Way of banking to the individuals, businesses, and organizations in Minden and Benton Louisiana.

HFB achieved a net income of $3.6 million, resulting in diluted earnings per share of $1.17. The Company's total assets were $637.5 million and net loans receivable were $470.9 million. Additionally, total deposits were $574.0 million. We achieved these results while maintaining a strong core deposit base that provided liquidity without relying on high-cost wholesale funding sources like brokered deposits or borrowings. Our commitment to delivering value to all our shareholders remains unwavering. On July 24, 2024, we announced our 11th annual dividend increase, and 77th consecutive quarterly cash dividend payment. We are dedicated to creating value for our shareholders, providing exceptional service to our customers, and fostering a rewarding work environment for our employees.

As HFB celebrates its centennial anniversary, we are proud to reflect on the decades of dedication and hard work that have brought us to this milestone. Throughout our history, our commitment to delivering value to all our shareholders remains unwavering. We are grateful for your trust and support, and we look forward to continuing to provide you with exceptional service and growth for many years to come.



On behalf of the Board of Directors, management team, and staff at Home Federal Bancorp, Inc. of Louisiana, we extend our sincere gratitude for your investment and continued support.

Sincerely,

James R. Barlow

James R. Barlow, Chairman of the Board, President & Chief Executive Officer
Home Federal Bancorp, Inc of Louisiana and Home Federal Bank

Supporting The Community


HFB
PAY TO THE ORDER OF Minden High Basketball
DATE 6/10/24
3,500
Thirty-five hundred dollars & no/100
We Define Local
MEMO

Tamra Wichelns, VP Lending presenting Minden High School Basketball Team Contribution



Bert Schmale, SVP Commercial Lending, Riverbend Rotary Pass The Gavel Ceremony



Sponsors of Miss Minden Pageant


1923
WINNERS BOARD

Jeremy Jones, VP and Matt Sawrie, SVP at the City Championship Tennis Tournament



Minden High School Golf Team Sponsors


HFB
Home Federal Bank
DATE 6/17/24
PAY TO THE ORDER OF RT Independence Bowl $2500.00
Twenty-Five Hundred Dollars xx/100 DOLLARS
Memo Indy Bowl '24
We Define Local
INDEPENDENCE BOWL

Jim Barlow, President and CEO and Bert Schmale, SVP presenting Independence Bowl 2024 Sponsorship


A Better Way
HFB
Caddo Council On Aging
$500
Five Hundred
Meals on Wheels
We Define Local

Mary Jones, COO and Jeremy Jones, VP presenting Caddo Council On Aging Contribution


2-15-24
Gingerbread House
$150,000
one hundred and fifty thousand dollars

Turkey Fry Guys & HFB Contribution to The Gingerbread House


FDIC

Matt Oates, Commercial Lending and Carey Schimp, Weems, Schimpf, Haines & Moore APLC


Welcome
HFB
7/3/24
Glenbrook Booster Club
4,500
Forty-five hundred dollars

Glenbrook School Booster Club Golf Tournament Sponsorship

100 Years

Defining Local Since 1924

HFB

Supporting The Community


HFB
FDIC

John Batson, SVP presenting Benton High School JROTC Contribution


HFB
Home Federal Bank
A Better Way
DATE 01-04-24
PAY TO THE ORDER OF Booker T. Washington HS
$500 00
Five Hundred xx/100
DOLLARS
Memo Track Team
We Define Local

DeNell Mitchell, SVP and Lisa Shelton, Branch Manager presenting Booker T. Washington High School Track Team Contribution



Commercial Team grilling for Our Military at Celebrate Barksdale


RADIANCE TECHNOLOGIES
INDEPENDENCE BOWL

Greg Doyal, SVP and Son, Carter Doyal with Paul Skenes at the Independence Bowl Kickoff Dinner


HFB
Home Federal Bank
A Better Way

Tamra Wichelns, VP Lending and Michael Gallagher Clean Up Louisiana Campaign Volunteers



Southfield School Dad's Club Golf Tournament Sponsors



Bert Schmale, SVP Caddo Parish Sheriff Flagpole Dedication Ceremony



Fairfield Elementary School Golf Team Sponsors


Thank You
LION'S FRIEND SPONSOR
HOME FEDERAL BANK
ST. MARK'S CATHEDRAL SCHOOL

St. Marks Cathedral School Sponsors



Minden Annual Duck Derby Sponsors

100 Years
Defining Local Since 1924
HFB

Celebrating Growth


HOME FEDERAL BANK
412

Minden Branch Located at 412 Homer Road Grand Opening and Ribbon Cutting Celebration



Jim Barlow, HFB President and CEO with Mayor Nick Cox of Minden



Mary Jones, HFB COO, Greater Chamber of Minden Representative, Katie Tippen, and Scott D. Lawrence, HFB Board of Directors and President of Southwestern


HFB

Minden Branch located at 412 Homer Road VIP Tour



Tamra Wichelns, VP Lending with The Women's Service Club of Minden's Easter Egg Extravaganza


GREATER
MINDEN
CHAMBER

Greater Chamber of Minden 15 Under 40 Gala


GREATER
MINDEN
CHAMBER

Greater Chamber of Minden Business Persons of The Year Annual Gala Presenting Sponsor

100 *Years*

Defining Local Since 1924

HFB

Employee Appreciation



Kade Madden and Logan Reeder Louisiana Tech University School of Banking


Johnny's
Johnny's

Downtown Branch Celebrating Employee Appreciation


to HFB
Johnny's
Johnny's
Johnny's

Pierremont Branch Employee Appreciation



Junior Cantu, Glen Brown, Violet Williams and Mark Still Louisiana Bankers Association Recognition of Service



Viking Branch Customer Donut Day


EXIT

Matthew Oates, Business Relationship Manager Commercial Lending Nominated f
Shreveport Chamber of Commerce 40 Under 40 Pictured left to right: Bert Schmal
Matt Sawrie, Matt Oates, Greg Doyal, and Jim Barlow


Johnny's
Pizza House
Johnny's
Pizza House

Lisa Bickel and Alexus Gay, Pines Road Branch Universal Bankers


A Better Way

Commercial and Accounting Florida Street Casual Friday, Jeans Day!



Rod Williams, Northwood Branch Manager and Christina Barber, Universal Banker

100 Years

Defining Local Since 1924

HFB


TOTAL DEPOSITS
Dollars in thousands
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$0
$460, 810
$506, 596
$531,991
$597,361
$574,007
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
Total Deposits
$460,810
$506,596
$531,991
$597,361
$574,007

	6/30/2020	6/30/2021	6/30/2022	6/30/2023	6/30/2024
Average Assets	$466,570	$545,079	$571,618	$618,057	$654,910
Loans Receivable, Net	$359,927	$336,394	$387,873	$489,493	$470,852
Total Deposits	$460,810	$506,596	$531,991	$597,361	$574,007
Average Yield on Earning Assets	4.64%	3.96%	3.62%	4.61%	5.19%
Average Cost of Interest Bearing Liabilities	1.51%	0.89%	0.51%	1.24%	2.81%
Net Income	$3,850	$5,365	$4,873	$5,704	$3,593
ROAA	0.83%	0.98%	0.85%	0.92%	0.55%
Net Interest Margin	3.78%	3.31%	3.27%	3.73%	3.08%


LOANS RECEIVABLE, NET
Dollars in thousands
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$0
$359,927
$336,394
$387,873
$489,493
$470,852
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
Loans Rec., Net
$359,927
$336,394
$387,873
$489,493
$470,852


Dollars in thousands
AVERAGE ASSETS & ROAA
$600,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.83%
0.98%
0.85%
0.92%
0.55%
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
Avg Assets
ROAA
$466,570
$545,079
$571,618
$618,057
$654,910
0.83%
0.98%
0.85%
0.92%
0.55%


Dollars in thousands
NET INTEREST MARGIN & NET INCOME
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
0.00%
3.46%
3.31%
3.27%
3.73%
3.08%
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
Net Income
NIM
$3,850
$5,365
$4,873
$5,704
$3,593
3.46%
3.31%
3.27%
3.73%
3.08%

Centennial Celebration


Celebrates 20 Years of Progress

HOME FEDERAL SAVINGS & LOAN ASSOCIATION
HOME FEDERAL
SAVINGS & LOAN ASSOCIATION

The Home Federal Savings and Loan Association building at 532 Market street.



Above: HFB Office 1926 Photo Credit: Shreveport Historic Preservation Society Left: HFB Original Texas Street Location Photo Credit: Shreveport Historic Preservation Society

Top: Whenever an employee of the Home Federal of Shreveport earns a Five-year Diploma, the association makes him or her a life member of the Institute. There are six to date, and they are, reading clockwise: Secretary-Treasurer Catherine McPhee, Institute District Governor; Vice President D. A. Herndon, Jr.; President Amos L. Wedgeworth; Vice President John S. Taliaferro; and Gwendolyn Peck and Robert P. Fisher, both assistant secretaries. Bottom: Institute President Oscar B. Keith (l.) looks on while M. George de Lucas (r.) presents Kostmayer awards to honor students in four courses offered by New Orleans Chapter, (l. to r.): Laurie Picot; Richard Andry; Mrs. Johnnie Mae Minton, Mrs. Arthemise Falcon.



Photo Credit: Shreveport Historic Preservation Society

100 *Years*

Defining Local Since 1924

HFB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _________________

Commission File Number 001-35019

HOME FEDERAL BANCORP, INC. OF LOUISIANA

(Exact name of registrant as specified in its charter)

Louisiana	**02-0815311**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
624 Market Street, Shreveport, Louisiana	**71101**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 222-1145**

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $.01 per share)	**HFBL**	**Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate value of the 2,094,490 shares of Common Stock of the Registrant issued and outstanding on December 31, 2023, which excludes an aggregate of 1,049,042 shares held by all directors and executive officers of the Registrant, the Registrant's Employee Stock Ownership Plan ("ESOP") and Employees' Savings and Profit Sharing Plan ("401(k) Plan") as a group was $30.0 million. This figure is based on the closing sales price of $14.34 per share of the Registrant's Common Stock on December 31, 2023, the last business day of the Registrant's second fiscal quarter. Although directors and executive officers, the ESOP and 401(k) Plan were assumed to be "affiliates" of the Registrant for purposes of this calculation, the classification is not to be interpreted as an admission of such status.

Number of shares of Common Stock outstanding as of September 23, 2024: 3,131,668

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated into Part III, Items 10 through 14.

HOME FEDERAL BANCORP INC. OF LOUISIANA
Form 10-K
For the Year Ended June 30, 2024

PART I

Item 1. Business

Home Federal Bancorp, Inc. of Louisiana, a Louisiana chartered corporation (“Home Federal Bancorp” or the “Company”), is the holding company for Home Federal Bank (“Home Federal Bank” or the “Bank”). Home Federal Bank is a federally chartered stock savings bank originally organized in 1924 as Home Building and Loan Association. The Bank reorganized into the mutual holding company structure in January 2005 and changed its name to “Home Federal Bank” in 2009 as part of its business strategy to be recognized as a community bank. Home Federal Bank’s home office and ten full service branch offices are located in Caddo, Bossier and Webster Parishes, Louisiana and serve the Shreveport-Bossier City-Minden combined statistical area. In February 2023, the Bank acquired First National Bank of Benton and its full service branch office in Benton, Louisiana. Home Federal Bank’s business primarily consists of attracting deposits from the general public and using those funds to originate loans.

As of June 30, 2024, Home Federal Bancorp’s only business activities are to hold all of the outstanding common stock of Home Federal Bank. Home Federal Bancorp is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in Home Federal Bank.

Home Federal Bancorp does not own or lease any property but instead uses the premises, equipment, and furniture of Home Federal Bank. At the present time, Home Federal Bancorp employs only persons who are officers of Home Federal Bank to serve as officers of Home Federal Bancorp and may also use the support staff of Home Federal Bank from time to time. These other persons are not separately compensated by Home Federal Bancorp.

Pursuant to the regulations under Sections 23A and 23B of the Federal Reserve Act, Home Federal Bank and Home Federal Bancorp have entered into an expense sharing agreement. Under this agreement, Home Federal Bancorp will reimburse Home Federal Bank for the time that employees of Home Federal Bank devote to activities of Home Federal Bancorp, the portion of the expense of the annual independent audit attributable to Home Federal Bancorp, and all expenses attributable to Home Federal Bancorp’s public filing obligations under the Securities Exchange Act of 1934.

Market Area

Our primary market area for loans and deposits is in northwest Louisiana, particularly Caddo Parish and neighboring communities in Bossier and Webster Parishes, which are located in the Shreveport-Bossier City-Minden combined statistical area.

Our primary market area in northern Louisiana has a diversified economy with employment in services, government, and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry also supports a significant number of the service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling.

Competition. We face significant competition both in attracting deposits and in making loans. Our most direct competition for deposits has come historically from commercial banks, credit unions, and other savings institutions located in our primary market area, including many large financial institutions which have greater financial and marketing resources available to them. In addition, we face significant competition for investors’ funds from short-term money market securities, mutual funds, and other corporate and government securities. We do not rely upon any individual group or entity for a material portion of our deposits. Our ability to attract and retain deposits depends on our ability to generally provide a rate of return, liquidity, and risk comparable to that offered by competing investment opportunities.

Our competition for real estate loans comes principally from mortgage banking companies, commercial banks, other savings institutions, and credit unions. We compete for loan originations primarily through the interest rates and loan fees we charge and the efficiency and quality of services we provide borrowers. Factors which affect competition include general and local economic conditions, current interest rate levels, and volatility in the mortgage markets. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

Lending Activities

General. At June 30, 2024, our net loan portfolio amounted to $470.9 million, representing approximately 73.9% of total assets at that date. Historically, our principal lending activity was the origination of one-to-four family residential loans. At June 30, 2024, one-to-four family residential loans amounted to $178.3 million, or 37.5% of the total loan portfolio. We have sold a substantial amount of our fixed-rate conforming one-to-four family residential loans to correspondent banks. Commercial real estate loans amounted to $143.5 million, or 30.2% of the total loan portfolio, at June 30, 2024.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes, and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower, if the loans are fully secured by readily marketable securities. In addition, upon application, the Office of the Comptroller of the Currency permits a savings institution to lend up to an additional 15% of unimpaired capital and surplus to one borrower to develop domestic residential housing units. At June 30, 2024, our regulatory limit on loans to one borrower was $9.0 million, and the five largest loans or groups of loans to one borrower, including related entities, aggregated $5.5 million, $5.4 million, $5.0 million, $5.0 million, and $4.5 million. Each of our five largest loans or groups of loans was originated with strong guarantor support to known borrowers in our market area and was performing in accordance with its terms at June 30, 2024.

Loans to or guaranteed by general obligations of a state or political subdivision are not subject to the foregoing lending limits.

Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

	June 30,			
	2024		2023	
	Amount	Percent of Total Loans	Amount	Percent of Total Loans
	(Dollars in thousands)			
Real estate loans:				
One-to-four family residential(1)	$178,347	37.51%	$179,579	36.29%
Commercial – real estate secured:				
Owner occupied	97,571	20.52	104,974	21.22
Non-owner occupied	45,889	9.65	43,467	8.78
Total commercial-real estate secured	143,460	30.17	148,441	30.00
Multi-family residential	37,092	7.80	28,849	5.83
Land	30,737	6.46	26,841	5.42
Construction	15,704	3.30	28,035	5.67
Home equity loans and second mortgage loans	2,634	0.56	2,450	0.50
Equity lines of credit	17,046	3.58	23,817	4.81
Total real estate loans	425,020	89.38	438,012	88.52
Commercial business	49,256	10.36	55,364	11.19
Consumer non-real estate loans:				
Savings accounts	393	0.08	372	0.07
Consumer loans	855	0.18	1,082	0.22
Total non-real estate loans	50,504	10.62	56,818	11.48
Total loans	475,524	100.00%	494,830	100.00%
Less:				
Allowance for credit losses	(4,574)		(5,173)	
Deferred loan fees	(98)		(164)	
Net loans receivable (1)	$470,852		$489,493	

(1) Does not include loans held-for-sale amounting to $1.7 million and $4,000 at June 30, 2024 and 2023, respectively.

Origination of Loans. Our lending activities are subject to written underwriting standards and loan origination procedures established by the board of directors and management. When applicable, loans originated are also subject to the underwriting standards of Fannie Mae, Freddie Mac, HUD, VA, USDA, and correspondent banks that purchase loans we originate. Loan originations are obtained through a variety of sources, primarily from existing customers, local realtors, and builders. Written loan applications are taken by one of our loan officers. The loan officer also supervises the procurement of credit reports, income and asset documentation, and other documentation involved with a loan. All appraisals are ordered through an approved appraisal management company in compliance with the Dodd-Frank Consumer Protection Act. Under our lending policy, a title insurance policy is required on most mortgage loans, with the exception of certain smaller loan amounts where our policy requires a title opinion only. We also require fire and extended coverage casualty insurance in order to protect the properties securing the real estate loans. Borrowers must also obtain flood insurance policies when the property is in a flood hazard area.

Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the value of the property that will secure the loan. All residential loans originated for sale to FNMA or other investor banks that receive an Approve-Eligible recommendation on the automated underwriting feedback certificate that is applicable for each loan type must be approved by a Bank mortgage underwriter. Loans that do not

receive an Approve-Eligible recommendation must be approved by a Bank mortgage underwriter and the Senior Vice President of Mortgage. In addition, all loans originated to be held on the Bank's portfolio must be approved by a Bank mortgage underwriter and the Senior Vice President of Mortgage for loans up to $500,000, and for loans up to $1.0 million by the Senior Credit Officer. Commercial real estate secured loans and lines of credit and commercial business loans up to $1.0 million must be approved by the Senior Credit Officer or the Chairman of the Board, President and Chief Executive Officer, up to $2.0 million by the Senior Credit Officer and the Chairman of the Board, President and Chief Executive Officer, and in excess of $2.0 million by the Executive Committee. In accordance with past practice, all loans are ratified by our board of directors.

In recent periods, we have originated and sold a substantial amount of our fixed-rate conforming mortgages to correspondent banks. For the year ended June 30, 2024, we originated $49.7 million of one-to-four family residential loans and sold $16.0 million of such loans. Our residential loan originations primarily consist of conventional, rural development, FHA, and VA loans.

The following table shows total loans originated, sold, and repaid during the periods indicated.

	Year Ended June 30,	
	2024	2023
	(In thousands)	
Loan originations:		
One-to-four family residential	$49,685	$59,319
Commercial — real estate secured:		
Owner occupied	13,060	33,562
Non-owner occupied	10,069	19,289
Multi-family residential	4,289	21,233
Commercial business	72,577	51,314
Land	19,564	12,514
Construction	23,256	25,300
Home equity loans and lines of credit and other consumer	17,538	21,493
Total loan originations	210,038	244,024
Loans purchased	395	54,949
Total loan originations and loans purchased	210,433	298,973
Loans Sold	(15,982)	(24,865)
Loan principal repayments	(211,072)	(171,869)
Total loan originations and purchases, net of loans sold and principal repayments	(16,621)	102,239
(Decrease) increase due to other items, net(1)	(291)	103
Net (decrease) increase in loan portfolio	$ (16,912)	$ 102,342

(1) Other items consist of deferred loan fees and the allowance for credit losses.

Although federal laws and regulations permit savings institutions to originate and purchase loans secured by real estate located throughout the United States, we concentrate our lending activity in our primary market area in Caddo, Bossier and Webster Parishes, Louisiana and the surrounding area. Subject to our loans-to-one borrower limitation, we are permitted to invest without limitation in residential mortgage loans and up to 400% of our capital in loans secured by non-residential or commercial real estate. We also may invest in secured and unsecured consumer loans in an amount not exceeding 35% of total assets. This 35% limitation may be exceeded for certain types of consumer loans, such as home equity and property improvement loans secured by residential real property. In addition, we may invest up to 10% of our total assets in secured and unsecured loans for commercial, corporate, business, or agricultural purposes. At June 30, 2024, we were within each of the above lending limits.

During fiscal 2024 and 2023, we sold $16.0 million and $24.9 million of loans, respectively. We recognized gain on sale of loans of $265,000 and $466,000 during fiscal 2024 and 2023, respectively. Loans were sold during these periods primarily to other financial institutions. Such loans were sold against forward sales commitments with servicing released and without recourse after a certain period of time, typically 90 days. The loans sold primarily consisted of long-term, fixed rate residential real estate loans. We will continue to sell loans in the future to the extent we believe the interest rate environment is unfavorable and interest rate risk is unacceptable.

Contractual Terms to Final Maturities. The following table shows the scheduled contractual maturities of our loans as of June 30, 2024, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	One-to-Four Family Residential	Commercial Real Estate Secured	Multi Family Residential	Commercial Business	Land	Construction	Home Equity Loans and Lines of Credit and Other Consumer	Total
				(In thousands)				
Amounts due after June 30, 2024 in:								
One year or less	$12,223	$16,170	$10,652	$8,105	$14,353	$15,704	$2,663	$ 79,870
After one year through two years	13,194	10,883	4,357	9,273	6,755	-	1,627	46,089
After two years through three years	22,108	22,866	4,506	3,482	2,852	-	5,211	61,025
After three years through five years	45,763	53,688	2,369	18,674	5,338	-	572	126,404
After five years through ten years	9,343	36,748	2,684	8,229	701	-	1,794	59,499
After ten years through fifteen years	8,865	1,397	10,406	1,493	-	-	8,892	31,053
After fifteen years	66,851	1,708	2,118	-	738	-	169	71,584
Total	$178,347	$143,460	$37,092	$49,256	$30,737	$15,704	$20,928	$475,524

The following table sets forth the dollar amount of all loans at June 30, 2024, before net items, due after June 30, 2025, which have fixed interest rates or which have floating or adjustable interest rates.

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In thousands)	
One-to-four family residential	$114,545	$51,579	$166,124
Commercial — real estate secured	124,065	3,225	127,290
Multi-family residential	26,438	2	26,440
Commercial business	33,846	7,305	41,151
Land	15,055	1,329	16,384
Construction	-	-	-
Home equity loans and lines of credit and other consumer	8,384	9,881	18,265
Total	$322,333	$73,321	$395,654

Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

One-to-Four Family Residential Real Estate Loans. As of June 30, 2024, one-to-four family residential loans were $178.3 million, or 37.5%, of the total loan portfolio, before net items.

The loan-to-value ratios, maturities, and other provisions of the loans made by us generally have reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions, and underwriting standards established by us. Our current lending policy on one-to-four family residential loans generally limits the maximum loan-to-value ratio to 90% or less of the appraised value of the property, although we will lend up to a 100% loan-to-value ratio with private mortgage insurance. These loans are amortized on a monthly basis with principal and interest due each month, terms not in excess of 30 years, and generally include “due-on-sale” clauses.

At June 30, 2024, $126.6 million, or 71%, of our one-to-four family residential mortgage loans were fixed-rate loans. Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term. Our fixed-rate loans generally are originated under terms, conditions, and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as the Federal Home Loan Mortgage Corporation and other investors in the secondary mortgage market. Consistent with our asset/liability management, we have sold a significant portion of our long-term, fixed rate loans. Servicing is released on all loans sold.

Although we offer adjustable rate loans, substantially all of the single-family loan originations over the last few years have consisted of fixed-rate loans due to the low interest rate environment. The adjustable-rate loans held in portfolio typically have interest rates which adjust on an annual basis. These loans generally have an annual cap of 1% on any increase or decrease and a cap of 6% above or below the initial rate over the life of the loan. Such loans are underwritten based on the initial rate plus 2%. At June 30, 2024, $51.7 million, or 29%, of our one-to-four family residential mortgage loans were adjustable rate loans.

Commercial Real Estate Secured Loans. As of June 30, 2024, Home Federal Bank had outstanding $143.5 million of loans secured by commercial real estate, $97.6 million, or 68.0%, of which were owner occupied. It is the current policy of Home Federal Bank to lend in a first lien position on real property occupied as a commercial business property. Home Federal Bank offers fixed and variable rate commercial real estate loans. Home Federal Bank’s commercial real estate loans are limited to a maximum of 85% of the appraised value and have terms up to 15 years, however, the terms are generally no more than five years with amortization periods of 20 years or less. It is our policy that commercial real estate secured lines of credit are limited to a maximum of 85% of the appraised value of the property and shall not exceed three to five year amortizations.

Multi-Family Residential Loans. As of June 30, 2024, multi-family residential loans were $37.1 million, or 7.8%, of the total loan portfolio, before net items. Our multi-family residential loan portfolio includes income producing properties of five or more units and low income housing developments. We obtain personal guarantees on all properties other than those of the public housing authority for which they are not permitted.

Commercial Business Loans. As of June 30, 2024, non-real estate secured commercial loans were $49.3 million, or 10.4%, of the total loan portfolio, before net items. The business lending products we offer include lines of credit, inventory financing, and equipment loans. Commercial business loans and lines of credit carry more credit risk than other types of commercial loans. We attempt to limit such risk by making loans predominantly to small- and mid-sized businesses located within our market area and having the loans personally guaranteed by the principals involved. We have established underwriting standards in regard to business loans which set forth the criteria for sources of repayment, borrower’s capacity to repay, specific financial and collateral margins, and financial enhancements such as guarantees. The primary source of repayment is cash flow from the business and the general financial strength of the borrower.

Land Loans. As of June 30, 2024, land loans were $30.7 million, or 6.5%, of the total loan portfolio, before net items. Land loans include land which has been acquired for the purpose of development and unimproved land. Our loan policy provides for loan-to-value ratios of 50% for unimproved land loans. Land loans are originated with fixed rates and terms up to five years with longer amortizations. Although land loans generally are considered to have greater credit risk than certain other types of loans, we expect to mitigate such risk by requiring personal guarantees and identifying other secondary sources of repayment for the land loan other than the sale of the collateral. It is our practice to only originate a limited amount of loans for speculative development to borrowers with whom our lenders have a prior relationship.

Construction Loans. As of June 30, 2024, construction loans were $15.7 million, or 3.3%, of the total loan portfolio, before net items. These included loans for the construction of residential and commercial property. Our residential construction loans typically have terms of six to twelve months with a takeout letter from Home Federal for the permanent mortgage. Our commercial construction loans include owner occupied commercial properties, pre-sold property, and speculative office property. As of June 30, 2024, we held $1.7 million of speculative construction loans.

Home Equity and Second Mortgage Loans. As of June 30, 2024, home equity and second mortgage loans were $2.6 million, or 0.6%, of the total loan portfolio, before net items. These loans are secured by the underlying equity in the borrower's residence. We do not require that we hold the first mortgage on the properties that secure the second mortgage loans. The amount of our second mortgage loans generally cannot exceed a loan-to-value ratio of 90% after taking into consideration the first mortgage loan. These loans are typically three-to-five year balloon loans with fixed rates and terms that will not exceed 10 years and contain an on-demand clause that allows us to call the loan in at any time.

Equity Lines of Credit. As of June 30, 2024, lines of credit secured by a borrower's equity in real estate were $17.0 million, or 3.6%, of the total loan portfolio, before net items. The unused portion of equity lines was $14.8 million at June 30, 2024. The rates and terms of such lines of credit depend on the history and income of the borrower, purpose of the loan, and collateral. Lines of credit will not exceed 90% of the value of the equity in the collateral.

Consumer Non-Real Estate Loans. We are authorized to make loans for a wide variety of personal or consumer purposes. We originate consumer loans primarily in order to accommodate our customers. The consumer loans at June 30, 2024 consist of loans secured by deposit accounts with us, automobile loans, overdraft, and other unsecured loans.

Consumer non-real estate loans generally have shorter terms and higher interest rates than residential mortgage loans and generally entail greater credit risk than residential mortgage loans, particularly those loans secured by assets that depreciate rapidly, such as automobiles, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles.

We offer loans secured by deposit accounts held with us. These loans amounted to $393,000, or 0.1% of the total loan portfolio, before net items, at June 30, 2024. Such loans are originated for up to 100% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance. The interest rate on the loan is equal to the interest rate paid on the account plus 2%. These loans typically are payable on demand with a maturity date of one year.

Loan Origination and Other Fees. In addition to interest earned on loans, we generally receive loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan. In accordance with accounting guidance, loan origination fees and points are deferred and amortized into income as an adjustment of yield over the life of the loan.

Asset Quality

General. During fiscal 2024 our annual review commenced in September 2023 and was completed in October 2023. Our next annual review commenced in August 2024. The scope of the services provided included testing of credit underwriting, adherence to our loan policies, as well as regulatory policies, and recommendations regarding reserve allocations. We expect these reviews will be done roughly every twelve to eighteen months.

Our collection procedures provide that when a loan is 10 days past due personal contact efforts are attempted, either in person or by telephone. At 15 days past due, a late charge notice is sent to the borrower requesting payment. If the loan is still past due at 30 days, a formal letter is sent to the borrower stating that the loan is past due and that legal action, including foreclosure proceedings, may be necessary. If a loan becomes 60 days past due and no progress has been made in resolving the delinquency, a collection letter from legal counsel is sent and personal contact is attempted. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower. If the delinquency is not cured, foreclosure proceedings are initiated. In most cases, deficiencies are cured promptly. While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other collection proceedings, when necessary, to minimize any potential loss.

Loans are placed on non-accrual status when management believes the probability of collection of interest is doubtful. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. We generally discontinue the accrual of interest income when the loan becomes 90 days past due, as to principal or interest, unless the credit is well secured and we believe we will fully collect.

Real estate and other assets we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold. At June 30, 2024, we had $418,000 in other real estate owned consisting of two single family residences compared to $368,000 of real estate owned at June 30, 2023 consisting of two single family residences.

Delinquent Loans. The following table shows the delinquencies in our loan portfolio as of the dates indicated.

	June 30,							
	2024				2023			
	30 – 89 Days Overdue		90 or More Days Overdue		30 – 89 Days Overdue		90 or More Days Overdue	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
One-to-four family residential	7	$1,319	4	$1,189	3	$ 927	1	$1,175
Commercial – real estate secured	-	-	-	-	-	-	-	-
Multi-family residential	-	-	-	-	-	-	-	-
Commercial business	-	-	2	90	3	63	-	-
Land	-	-	-	-	1	36	-	-
Construction	-	-	-	-	-	-	-	-
Home equity loans and lines of credit and other consumer	3	62	3	240	3	54	-	-
Total delinquent loans	10	$1,381	9	$1,519	10	$1,080	1	$1,175
Delinquent loans to total net loans		0.29%		0.32%		0.22%		0.24%
Delinquent loans to total loans		0.29%		0.32%		0.22%		0.24%

Non-Performing Assets. The following table shows the amounts of our non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due, and real estate owned) at the dates indicated.

	June 30,	
	2024	2023
	(Dollars in thousands)	
Non-accruing loans:		
One-to-four family residential	$1,073	$1,164
Commercial — real estate secured	-	-
Multi-family residential	-	-
Commercial business	90	64
Land	-	-
Construction	-	-
Home equity loans and lines of credit and other consumer	240	-
Total non-accruing loans	1,403	1,228
Accruing loans 90 days or more past due:		
One-to-four family residential	116	-
Commercial — real estate secured	-	-
Multi-family residential	-	-
Commercial business	-	-
Land	-	-
Construction	-	-
Home equity loans and lines of credit and other consumer	-	-
Total non-performing loans(1)	1,519	1,228
Real estate owned, net	418	368
Total non-performing assets	$1,937	$1,596
Troubled debt restructurings and modified loans to borrowers experiencing financial difficulty(2)	10	10
Total non-performing assets and troubled debt restructurings and modified loans to borrowers experiencing financial difficulty	$1,947	$1,606
Total non-performing loans as a percent of loans, net	0.32%	0.25%
Total non-performing assets as a percent of total assets	0.30%	0.24%
Total non-performing assets and troubled debt restructurings and modified loans to borrowers experiencing financial difficulty as a percentage of total assets	0.31%	0.24%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(2) Troubled debt restructurings and modified loans to borrowers experiencing financial difficulty are not included in non-accruing loans and accruing loans 90 days or more past due.

At June 30, 2024, the Company had $1.9 million of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due, and other real estate owned) compared to $1.6 million on non-performing assets at June 30, 2023, consisting of three commercial non-real estate loans, five single-family residential loans, four home equity line-of-credit loans, and three single-family residences in other real estate owned at June 30, 2024, compared to seven single-family residential loans, two commercial non-real estate loans, one consumer loan and two single-family residences in other real estate owned at June 30, 2023.

Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis and the amount of its valuation allowance is subject to review by Federal bank regulators. There are three classifications for problem assets: “substandard”, “doubtful”, and “loss”. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss, if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values questionable, and there is a higher possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful, or loss. Assets classified as substandard or doubtful require the institution to establish general allowances

for loan losses. If an asset, or portion thereof, is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved. At June 30, 2024, we had $3.8 million in classified assets. There were seven residential mortgage loans totaling $1.2 million, two commercial real estate loans totaling $434,000, four commercial non-real estate loans totaling $142,000, and one land loan for $73,000 classified as special mention . At June 30, 2024 the Company had six single family residential loans totaling $1.5 million, four home-equity line-of-credit loans totaling $282,000, five commercial non-real-estate loans totaling $146,000, and one auto loan for $16,000 classified as substandard. There were no loans classified as doubtful or loss at June 30, 2024.

Allowance for Credit Losses. At June 30, 2024, our allowance for credit losses amounted to $4.6 million. The methodology for determining the allowance for credit losses under the new current expected credit loss ("CECL") model was implemented effective July 1, 2023 in accordance with ASU No. 2016-13 and subsequent ASUs issued to amend ASC Topic 326. The allowance methodology for prior periods is disclosed in our 2023 Annual Report on Form 10-K. The Company has elected to exclude accrued interest receivable from the measurement of its allowance for credit losses. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income. The allowance for credit losses for loans is an estimate of the expected losses to be realized over the life of the loans in the portfolio. Management estimates the allowance balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Adjustments to historical loss information are made to incorporate our reasonable and supportable forecast of future losses at the portfolio segment level, as well as any necessary qualitative adjustments, including, but not limited to, changes in current and expected future economic conditions, changes in industry experience and industry loan concentrations, changes in the volume and severity of nonperforming assets, changes in lending policies and personnel and changes in the competitive and regulatory environment of the banking industry. Loans that do not share similar risk characteristics are individually evaluated and are excluded from the pooled loan analysis.

While management believes that it determines the size of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated. Future adjustments to the allowance could significantly affect net income.

The following table shows changes in our allowance for credit losses during the periods presented. We had $1.0 million and $237,000 of loan charge-offs during fiscal 2024 and 2023, respectively. Bad debt recoveries amounted to $13,000 and $91,000 during fiscal 2024 and 2023, respectively.

	June 30,	
	2024	2023
	(Dollars in thousands)	
Total loans outstanding at end of period	$475,524	$494,830
Average loans outstanding	499,237	442,469
Allowance for credit losses, beginning of period	5,173	4,451
Impact of ASU 2016-13	359	-
Provision for credit losses	40	868
Recoveries	13	91
Charge-offs	(1,011)	(237)
Allowance for credit losses, end of period	$ 4,574	$ 5,173
Allowance for credit losses as a percent of non-performing loans	300.72%	417.85%
Allowance for credit losses as a percent of loans outstanding	0.96%	1.05%

The following table shows how our allowance for credit losses is allocated by type of loan at each of the dates indicated.

	June 30,			
	2024		2023	
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)			
One-to-four family residential	$2,346	51.29%	$1,900	36.72%
Commercial – real estate secured	1,088	23.79	1,673	32.34
Multi-family residential	130	2.84	228	4.41
Land	175	3.83	274	5.30
Construction	103	2.25	254	4.91
Home Equity Loans and Lines of Credit	165	3.61	251	4.85
Commercial business	548	11.98	588	11.37
Consumer	19	0.41	5	0.10
Total	$4,574	100.00%	$5,173	100.00%

Investment Securities

We have authority to invest in various types of securities, including mortgage-backed securities, U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, certain bankers' acceptances, and federal funds. Our investment strategy is established by the board of directors.

The following table sets forth certain information relating to our investment securities portfolio at the dates indicated.

	June 30,			
	2024		2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities Held-to-Maturity:				
Mortgage-backed securities	$66,017	$53,230	$71,568	$ 58,447
Municipals	1,285	1,220	1,311	1,231
Total Securities Held-to-Maturity	67,302	54,450	72,879	59,678
Securities Available-for-Sale:				
Mortgage-backed securities	27,982	24,671	32,063	28,634
Municipals	365	366	1,068	1,076
US Treasury Securities	2,000	2,000	9,779	9,841
Total Securities Available for sale	30,347	27,037	42,910	39,551
Equity Securities				
FNBB stock	250	250	250	250
FHLB stock	1,364	1,364	1,294	1,294
	1,614	1,614	1,544	1,544
Total Investment Securities	$99,263	$83,101	$117,333	$100,773

The following table sets forth the amount of investment securities which contractually mature during each of the periods indicated and the weighted average yields for each range of maturities at June 30, 2024. The amounts reflect the fair value of our securities at June 30, 2024.

	Amounts at June 30, 2024 which Mature in							
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)							
Bonds and other debt securities:								
Mortgage-backed securities	$ -	-%	$ 4	4.34%	$2,643	2.52%	$75,254	1.77%
Municipals	-	-	571	5.35	-	-	1,015	5.00
US Treasury securities	2,000	1.97	-	-	-	-	-	-
Equity securities(1):								
FNBB stock	-	-	-	-	-	-	250	0.92
FHLB stock	-	-	-	-	-	-	1,364	5.22
Total investment securities	$2,000	1.97%	$575	5.35%	$2,643	2.52%	$77,883	1.87%

(1) None of the listed equity securities has a stated maturity.

Our investment in equity securities consists primarily of FHLB stock and shares of First National Bankers Bankshares, Inc. ("FNBB"). Management monitors its investment portfolio to determine whether any investment securities which have unrealized losses should be considered other than temporarily impaired.

Mortgage-backed securities represent a participation interest in a pool of one-to-four family or multi-family mortgages. The mortgage originators use intermediaries (generally U.S. Government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors receiving the principal and interest payments on the mortgages. Such U.S. Government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, *i.e.*, fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

Our mortgage-backed securities consist of Ginnie Mae securities ("GNMA"), Freddie Mac securities ("FHLMC"), and Fannie Mae securities ("FNMA"). Ginnie Mae is a government agency within the Department of Housing and Urban Development, which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government. In September 2008, the Federal Housing Finance Agency was appointed as conservator of Fannie Mae and Freddie Mac. The U.S. Department of the Treasury agreed to provide capital, as needed, to ensure that Fannie Mae and Freddie Mac continue to provide liquidity to the housing and mortgage markets.

Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements, which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize our borrowings or other obligations.

The following table sets forth the composition of our mortgage-backed securities portfolio at fair value at each of the dates indicated. The amounts reflect the fair value of our mortgage-backed securities at June 30, 2024 and 2023.

	June 30, 2024	June 30, 2023
	(In thousands)	
Fixed rate:		
GNMA	$ 2,813	$ 4,114
FHLMC	27,979	35,291
FNMA	46,135	47,461
Total fixed rate	76,927	86,866
Adjustable rate:		
GNMA	971	210
FHLMC	3	5
FNMA	-	-
Total adjustable-rate	974	215
Total mortgage-backed securities	$77,901	$87,081

Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at June 30, 2024 is presented below. Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities. The amounts reflect the fair value of our mortgage-backed securities at June 30, 2024.

	Amounts at June 30, 2024 Which Mature in							
	One Year or Less	Weighted Average Yield	Over One through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(In thousands)							
Fixed rate:								
GNMA	$ -	-%	$ -	-%	$ 2	0.01%	$ 2,811	0.06%
FHLMC	-	-	-	-	716	0.74	27,263	0.55
FNMA	-	-	-	-	1,917	1.77	44,218	1.14
Total fixed-rate	-	-%	-	-%	2,635	2.51%	74,292	1.75%
Adjustable rate:								
GNMA	$ -	-%	$ -	-%	$ 8	4.63%	$ 962	3.68%
FHLMC	-	-	3	3.99	-	-	-	-
FNMA	-	-	1	0.35	-	-	-	-
Total adjustable rate	-	-%	4	4.34%	8	4.63%	962	3.68%
Total	$ -	-%	$ 4	4.34%	$2,643	2.52%	$75,254	1.77%

The following table sets forth the purchases, sales, and principal repayments of our mortgage-backed securities during the periods indicated.

	At or For the Year Ended June 30, 2024	At or For the Year Ended June 30, 2023
	(Dollars in thousands)	
Mortgage-backed securities at beginning of period	$103,631	$108,322
Purchases	-	6,278
Repayments	(9,702)	(11,029)
Sales	-	-
Amortizations of premiums and discounts, net	71	60
Mortgage-backed securities at end of period	$ 94,000	$103,631
Weighted average yield at end of period	1.80%	1.84%

Sources of Funds

General. Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, principal and interest payments on loans and investment securities are a source of funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may also be used on a short-term basis to compensate for reductions in the availability of funds from other sources and on a longer-term basis for general business purposes.

Deposits. We attract deposits principally from residents of Louisiana and particularly from Caddo, Webster, and Bossier Parishes. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit, and the interest rate. We utilize brokered certificates of deposit as a component of our strategy for lowering the overall cost of funds. The brokered certificates of deposit are callable by Home Federal Bank after twelve months. At June 30, 2024 and 2023, we had zero and $3.0 million, respectively, in brokered certificates of deposit.

We establish interest rates paid, maturity terms, service fees, and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, the need for funds or liquidity, growth goals, and federal regulations. We attempt to control the flow of deposits by pricing our accounts to remain generally competitive with other financial institutions in the market area.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	June 30,			
	2024		2023	
	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits
	(Dollars in thousands)			
Certificate accounts:				
0.00% - 0.99%	$13,964	2.43%	$ 19,248	3.22%
1.00% - 1.99%	1,323	0.23	11,630	1.95
2.00% - 2.99%	698	0.12	14,647	2.45
3.00% - 3.99%	2,137	0.37	50,365	8.43
4.00% - 4.99%	146,242	25.48	93,037	15.58
5.00% - 5.99%	50,528	8.81	1,456	0.24
Total certificate accounts	214,892	37.44	190,383	31.87
Transaction accounts:				
Passbook savings	76,643	13.35	81,895	13.71
Non-interest-bearing demand accounts	130,334	22.71	145,553	24.37
NOW accounts	66,613	11.60	65,335	10.94
Money market	85,525	14.90	114,195	19.11
Total transaction accounts	359,115	62.56	406,978	68.13
Total deposits	$574,007	100.00%	$597,361	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Year Ended June 30,					
	2024			2023		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)					
Passbook savings	$74,135	$ 479	0.65%	$105,850	$ 312	0.29%
NOW accounts	67,224	355	0.53	63,074	164	0.26
Money market	93,178	2,296	2.46	106,146	1,078	1.02
Certificates of deposit	213,661	8,868	4.15	126,156	2,952	2.34
Total interest-bearing deposits	448,198	11,998	2.68%	401,226	4,506	1.12%
Non-Interest bearing demand accounts	$139,330	$ -	-%	$168,169	$ -	-%
Total deposits	$587,528	$11,998	2.68%	$569,395	$ 4,506	1.12%

The following table shows our deposit flows during the periods indicated.

	Year Ended June 30,	
	2024	2023
	(In thousands)	
Net deposits (withdrawals)	$(35,365)	$60,288
Interest credited	12,011	5,082
Total (decrease) increase in deposits	$(23,354)	$65,370

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at June 30, 2024.

	Balance at June 30, 2024				
	Maturing in the 12 Months Ending June 30,				
Certificates of Deposit	2025	2026	2027	Thereafter	Total
	(In thousands)				
0.00% - 0.99%	$ 8,886	$ 1,890	$1,564	$1,624	$ 13,964
1.00% - 1.99%	1,316	-	7	-	1,323
2.00% - 2.99%	697	-	-	1	698
3.00% - 3.99%	2,119	18	-	-	2,137
4.00% - 4.99%	128,432	17,283	137	390	146,242
5.00% - 5.99%	44,167	6,361	-	-	50,528
Total certificate accounts	$185,617	$25,552	$1,708	$2,015	$214,892

The following table shows the maturities of our certificates of deposit in excess of the FDIC insurance limit (generally, $250,000) at June 30, 2024 by time remaining to maturity.

	Amount	Weighted Average Rate
	(Dollars in thousands)	
September 30, 2024	$20,936	4.28%
December 31, 2024	15,315	4.80
March 31, 2025	8,498	4.62
June 30, 2025	8,058	4.32
After June 30, 2025	11,401	3.76
Total certificates of deposit with balances of $250,000 or more	$64,208	4.36%

Borrowings. We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock we own in that bank and certain of our residential mortgage loans and mortgage-backed and other investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

As of June 30, 2024, we were permitted to borrow up to an aggregate total of $186.4 million from the Federal Home Loan Bank of Dallas. We had no Federal Home Loan Bank advances outstanding at June 30, 2024 or June 30, 2023. Additionally, at June 30, 2024, Home Federal Bank was a party to a Master Purchase Agreement with First National Bankers Bank whereby Home Federal Bank may purchase Federal Funds from First National Bankers Bank in an amount not to exceed $20.4 million. There were no amounts purchased under this agreement as of June 30, 2024. At June 30, 2024, Home Federal Bancorp had available an $11.0 million line of credit agreement with First National Bankers Bank, maturing on August 29, 2024. The line is secured by Home Federal Bank's common stock and bears interest at the Prime Rate, which is subject to change when adjustments are made to Wall Street Journal Prime. At June 30, 2024, the line had an outstanding balance of $7.0 million on the line of credit.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Year Ended June 30,	
	2024	2023
	(Dollars in thousands)	
FHLB advances:		
Average balance outstanding	$ 3,119	$ 1,919
Maximum amount outstanding at any month-end during the period	14,100	10,000
Balance outstanding at end of period	-	-
Average interest rate during the period	5.77%	5.20%
Weighted average interest rate at end of period	0.00%	0.00%

At June 30, 2024, we had no outstanding advances from the Federal Home Bank of Dallas.

Subsidiaries

At June 30, 2024, the Company had one subsidiary, Home Federal Bank. The Bank's only subsidiary at such date was Metro Financial Services, Inc., which previously engaged in the sale of annuity contracts and does not currently engage in a meaningful amount of business.

Employees

Home Federal Bank had 78 full-time employees and three part-time employees at June 30, 2024. None of these employees are covered by a collective bargaining agreement, and we believe that we enjoy good relations with our personnel.

REGULATION

General

Home Federal Bank, as a federally chartered savings bank, is subject to federal regulation and oversight by the Office of the Comptroller of the Currency as its primary federal regulator extending to all aspects of its operations. Home Federal Bank also is subject to regulation by the Federal Deposit Insurance Corporation, which insures the deposits of Home Federal Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of the Comptroller of the Currency and are subject to periodic examinations by the Office of the Comptroller of the Currency. The investment and lending authority of savings institutions is prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily are intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Office of the Comptroller of the Currency with substantial enforcement powers. The Office of the Comptroller of the Currency's enforcement authority over all savings institutions includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of the Comptroller of the Currency.

Regulation of Home Federal Bancorp

Home Federal Bancorp, a Louisiana corporation, is a registered savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act and is subject to regulation, examination and supervision by the Federal Reserve Board, as well as certain reporting requirements. While new capital requirements began to phase in for savings and loan holding companies on January 1, 2015, Home Federal Bancorp is currently exempt from those requirements.

Holding Company Activities. Home Federal Bancorp is a unitary savings and loan holding company under the Home Owners' Loan Act, as amended. Federal law generally prohibits a savings and loan holding company, without prior approval of the Federal Reserve Board, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets, or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Federal Reserve Board.

The Federal Reserve Board may not approve any acquisition that would result in a multiple savings and loan holding company controlling a savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state, if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

In evaluating applications by savings and loan holding companies to acquire savings institutions, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community, competitive factors, and other factors. The Federal Reserve Board has long set forth in its regulations its "source of strength" policy, which requires bank holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This policy now also applies to savings and loan holding companies.

The Federal Reserve Board has promulgated consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to their subsidiary depository institutions, including a community bank leverage ratio alternative. However, holding companies with less than $3.0 billion of consolidated assets, such as Home Federal Bancorp, are generally not subject to consolidated capital requirements unless otherwise advised by the FRB.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that is applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also provides for regulatory consultation prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of Home Federal Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

All savings institution subsidiaries of savings and loan holding companies like Home Federal Bank are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. If the subsidiary savings institution fails to meet the QTL, as discussed below, then the savings and loan holding company must register with the Federal Reserve Board as a bank holding company, unless the savings institution requalifies as a QTL within one year thereafter.

Federal Securities Laws. Home Federal Bancorp registered its common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Home Federal Bancorp is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934.

Volcker Rule Regulations. Regulations have been adopted by the federal banking agencies to implement the provisions of the Dodd-Frank Act, commonly referred to as the Volcker Rule. The regulations contain prohibitions and restrictions on the ability of financial institutions holding companies and their affiliates to engage in proprietary trading and to hold certain interests in, or to have certain relationships with, various types of investment funds, including hedge funds and private equity funds. However, federal regulations exclude from the Volcker Rule restrictions community banks with $10 billion or less in total consolidated assets and total trading assets and liabilities of five percent or less of total consolidated assets. Home Federal Bancorp qualifies for the exclusion from the Volcker Rule restrictions.

Regulation of Home Federal Bank

General. Home Federal Bank is subject to the regulation of the Office of the Comptroller of the Currency, as its primary federal regulator, the Federal Deposit Insurance Corporation, as the insurer of its deposit accounts, and, to a limited extent, the Federal Reserve Board.

Insurance of Accounts. The deposits of Home Federal Bank are insured up to $250,000 per separately insured deposit ownership right or category by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation and are backed by the full faith and credit of the U.S. Government. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of and to require reporting by insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions after giving the Office of the Comptroller of the Currency an opportunity to take such action. The Federal Deposit Insurance Corporation assesses deposit insurance premiums

on each insured institution. Under the Federal Deposit Insurance Corporation's risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions of less than $10 billion of assets are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The Dodd-Frank Act required the Federal Deposit Insurance Corporation to revise its procedures to base assessments upon each insured institution's total assets less tangible equity instead of deposits. The current assessment range (inclusive of possible adjustments) for insured institutions of less than $10 billion of total assets is 2.5 basis points to 32 basis points. The Federal Deposit Insurance Corporation has authority to further increase insurance assessments; and therefore management cannot predict what insurance assessment rates will be in the future. A significant increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of Home Federal Bank

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Home Federal Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order, or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of Home Federal Bank’s deposit insurance.

Regulatory Capital Regulations. Federal regulations require depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8%, and a Tier 1 capital to total assets leverage ratio of 4%. Federal savings institutions must also meet a tangible capital ratio of 1.5%.

For purposes of the regulatory capital requirements, a higher risk weight (150%) is assigned to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. Unrealized gains and losses on certain “available-for-sale” securities holdings are required to be included for purposes of calculating regulatory capital unless a one-time opt-out is exercised. Additional constraints are also imposed on the inclusion in regulatory capital of certain mortgage-servicing assets, deferred tax assets and minority interests. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution’s capital adequacy, the Office of the Comptroller of the Currency takes into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions when deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

Legislation enacted in May 2018 required the federal banking agencies, including the Office of the Comptroller of the Currency, to establish for qualifying institutions with assets of less than $10 billion a “community bank leverage ratio” that ranges between 8% to 10% of consolidated assets. Institutions with capital complying with the ratio and otherwise meeting the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. Such institutions are also considered “well-capitalized” for prompt corrective action purposes.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. Pursuant to federal legislation enacted in 2020, the community bank leverage ratio was temporarily

lowered to 8% for 2020. Another rule was issued to increase the ratio to 8.5% for calendar year 2021 and to 9% thereafter. A qualifying bank may opt in and out of the community bank leverage ratio framework on its quarterly call report. A bank that ceases to meet any qualifying criteria is provided with a two-quarter grace period to comply with the community bank leverage ratio requirements or the general capital regulations by the federal regulators. As of June 30, 2024, Home Federal Bank has not opted into the alternative framework.

Home Federal Bank is subject to capital requirements adopted by the Office of the Comptroller of the Currency. At June 30, 2024, Home Federal Bank exceeded each of its capital requirements with common equity tier 1, tier 1 capital, total capital, leverage, and tangible capital ratios of 13.29%, 13.29%, 14.35%, 8.99%, and 8.99%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Office of the Comptroller of the Currency. Such actions could include a capital directive, a cease and desist order, civil money penalties, establishment of restrictions on the institution's operations, termination of federal deposit insurance, and the appointment of a conservator or receiver. The Office of the Comptroller of the Currency's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Common Equity Tier 1 Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	8% or more	6.5% or more	5% or more
Adequately capitalized	8% or more	6% or more	4.5% or more	4% or more
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Office of the Comptroller of the Currency may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution, generally, must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized, or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At June 30, 2024, Home Federal Bank was deemed a well-capitalized institution for purposes of the prompt corrective action regulations and as such is not subject to the above mentioned restrictions.

Capital Distributions. There are various restrictions on a bank's ability to make capital distributions, including cash dividends, payments to repurchase or otherwise acquire its shares and other distributions charged against capital. A savings institution that is the subsidiary of a savings and loan holding company, such as Home Federal Bank, must file a notice with the FRB at least 30 days before making a capital distribution and receive the FRB's nonobjection. Home Federal Bank must also file an application or notice for prior approval with the Office of the Comptroller of the Currency if the total amount of its capital distributions (including each proposed distribution), for the applicable calendar year would exceed Home Federal Bank's net income for that year plus its retained net

income for the previous two years, if Home Federal Bank is not an “eligible savings association” as defined in Office of the Comptroller of the Currency regulations or the capital distributions would violate a prohibition contained in any statute, regulation or agreement.

Home Federal Bank may be prohibited from making capital distributions and its application or notice disapproved if (i) Home Federal Bank would be undercapitalized following the distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

Qualified Thrift Lender Test. Federal regulations require that Home Federal Bank comply with a Qualified Thrift Lender test. Under this test, Home Federal Bank is required to maintain at least 65% of its “portfolio assets” in certain “qualified thrift investments” on a monthly basis in at least nine months of the most recent twelve-month period. “Portfolio assets” means, in general, an institution's total assets less the sum of (a) specified liquid assets up to 20% of total assets, (b) goodwill and other intangible assets and (c) the value of property used to conduct the institution's business. “Qualified thrift investments” include various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities and consumer loans. If Home Federal Bank fails the QTL test, it must operate under certain restrictions on its activities. The Dodd-Frank Act made noncompliance potentially subject to agency enforcement action for violation of law. At June 30, 2024, Home Federal Bank believes it meets the QTL test.

Community Reinvestment Act. Home Federal Bank is subject to the provisions of the Community Reinvestment Act of 1977 (“CRA”), which require the appropriate federal bank regulatory agency to assess a bank’s performance under the CRA in meeting the credit needs of the community serviced by Home Federal Bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of Home Federal Bank’s record is made available to the public. Further, a bank’s CRA performance must be considered in connection with a bank’s application, to among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. An unsatisfactory rating may be the basis for denial of certain applications. Home Federal Bank received a “satisfactory” rating during its most recent CRA examination.

On October 24, 2023, the Office of the Comptroller of the Currency and the other federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an “intermediate bank.” The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank’s option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

Limitations on Transactions with Affiliates. Home Federal Bank’s authority to engage in transactions with its “affiliates” is limited by federal regulations and by Sections 23A and 23B of the Federal Reserve Act. In general, these transactions must be on terms which are as favorable to Home Federal Bank as comparable transactions with non-affiliates. Additionally, certain types of these transactions are restricted to an aggregate percentage of Home Federal Bank's capital. Collateral in specified amounts must usually be provided by affiliates to receive loans from Home Federal Bank. In addition, Office of Comptroller of the Currency regulations prohibit a savings bank from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate other than a subsidiary.

Home Federal Bank’s authority to extend credit to its directors, executive officers, and 10% shareholders (“insiders”), as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions require that all loans or extensions of credit to insiders (a) be made on terms that are substantially the same as and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations, individually and in the aggregate, which limits are based, in part, on the amount of the Home Federal Bank's capital. In addition, extensions of credit in excess of certain limits

must be approved by the Home Federal Bank's Board. At June 30, 2024, Home Federal was in compliance with the above restrictions.

Incentive Compensation. Guidelines adopted by the federal banking agencies pursuant to the FDIA prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

In June 2010, the federal banking agencies issued comprehensive guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The Incentive Compensation Guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

On May 6, 2024, the Office of the Comptroller of the Currency approved a notice of proposed rule-making to implement section 956 of the Dodd–Frank Act. The proposal would establish new requirements for incentive-based compensation at certain covered institutions. Office of the Comptroller of the Currency-supervised institutions that would be subject to the proposed rule include national banks, federal savings associations, and federal branches and agencies, as well as these institutions' subsidiaries (other than brokers, dealers, insurance providers, investment companies, and investment advisers), that offer incentive-based compensation and have average total consolidated assets of at least $1 billion.

The proposed rule would prohibit incentive-based compensation arrangements that encourage inappropriate risks by a covered institution (1) by providing an executive officer, employee, director, or principal shareholder of the covered institution with excessive compensation, fees, or benefits; or (2) that could lead to material financial loss to the covered financial institution. No assurance can be given as to whether or when this proposal will be adopted in final form or its impact on Home Federal Bank.

Regulation of Residential Mortgage Loan Originators. Under the final rule adopted by the federal bank regulatory authorities pursuant to the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, residential mortgage loan originators employed by financial institutions, such as Home Federal Bank, must register with the Nationwide Mortgage Licensing System and Registry, obtain a unique identifier from the registry, and maintain their registration. Any residential mortgage loan originator who fails to satisfy these requirements will not be permitted to originate residential mortgage loans.

Anti-Money Laundering. All financial institutions, including savings associations, are subject to federal laws that are designed to prevent the use of the U.S. financial system to fund terrorist activities. Financial institutions operating in the United States must develop anti-money laundering compliance programs, due diligence policies, and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Home Federal Bank has established policies and procedures to ensure compliance with these provisions.

Privacy Standards and Cybersecurity. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and

cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. These regulations require Home Federal Bank to disclose its privacy policy, including informing consumers of its information sharing practices and informing consumers of their rights to opt out of certain practices. In addition, Louisiana State and other federal and state cybersecurity and data privacy laws and regulations may expose Home Federal Bank to risk and result in certain risk management costs. In addition, on November 18, 2021, the federal banking agencies announced the adoption of a final rule providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours. Compliance with the new rule was required by May 1, 2022. Non-compliance with federal or similar state privacy and cybersecurity laws and regulations could lead to substantial regulatory imposed fines and penalties, damages from private causes of action and/or reputational harm.

On July 26, 2023, the Securities and Exchange Commission issued a final rule that requires registrants, such as Home Federal Bancorp, to (i) report material cybersecurity incidents on Form 8-K, (ii) include updated disclosure in Forms 10-K and 10-Q of previously disclosed cybersecurity incidents and disclose previously undisclosed individually immaterial incidents when a determination is made that they have become material on an aggregated basis, (iii) disclose cybersecurity policies and procedures and governance practices, including at the board and management levels in Form 10-K, and (iv) disclose the board of directors' cybersecurity expertise. An Item 1.05 Form 8-K will generally be due four business days after a registrant determines that a cybersecurity incident is material. See Item 1C. Cybersecurity for annual disclosures herein.

Federal Home Loan Bank System. Home Federal Bank is a member of the Federal Home Loan Bank of Dallas, which is one of 11 regional Federal Home Loan Banks that administer a home financing credit function primarily for its members. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. The Federal Home Loan Bank of Dallas is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At June 30, 2024, Home Federal Bank had no advances from the Federal Home Loan Bank and $186.4 million available on its credit line with the Federal Home Loan Bank.

As a member, Home Federal Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas. At June 30, 2024, Home Federal Bank had $1.4 million in Federal Home Loan Bank stock, which was in compliance with the applicable requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. In response to the COVID-19 pandemic, the Federal Reserve reduced reserve requirement ratios to zero percent effective May 26, 2020 to support lending to households and businesses. The required reserves must be maintained in the form of vault cash or an account at a Federal Reserve Bank. At June 30, 2024, Home Federal Bank was not required to maintain any reserve balances.

TAXATION

Federal Taxation

General. Home Federal Bancorp and Home Federal Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal and state income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. Home Federal Bank's tax returns have not been audited during the past five years.

Method of Accounting. For federal income tax purposes, Home Federal Bank reports income and expenses on the accrual method of accounting and used a June 30 tax year in 2024 for filing its federal income tax return.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, Home Federal Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Home Federal Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Home Federal Bank make certain non-dividend distributions or cease to maintain a bank charter.

At June 30, 2024, the total federal pre-1988 reserve was approximately $3.3 million. The reserve reflects the cumulative effects of federal tax deductions by Home Federal Bank for which no federal income tax provisions have been made.

Corporate Dividends-Received Deduction. Home Federal Bancorp may exclude from its income 100% of dividends received from Home Federal Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 65% in the case of dividends received from corporations which a corporate recipient owns less than 80% but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 50 % of dividends received.

State and Local Taxation

Home Federal Bancorp is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, Home Federal Bank is subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock. The formula for deriving the assessed value is to calculate 15% of the sum of:

(a) 20% of our capitalized earnings, plus

(b) 80% of our taxable stockholders' equity, minus

(c) 50% of our real and personal property assessment.

Various items may also be subtracted in calculating a company's capitalized earnings.

Item 1A. Risk Factors

Not applicable.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Bank has implemented an information security program that encompasses the Bank's cybersecurity efforts as part of its risk management process. Risk assessments, including Information Technology and Cybersecurity Risk, are conducted annually by the Chief Risk Officer, Information Technology Officer and Information Security Officer to identify, assess and mitigate risks. The Bank recognizes the need for sound physical and internal controls over its critical financial data, confidential information and digital assets to ensure the accuracy, integrity, and confidentiality of the processed information. As regulated financial institutions, the Company and Bank are also subject to financial privacy laws and their cybersecurity practices are subject to oversight by the federal banking agencies.

The Boards of Directors of the Company and Bank and the Audit Committee of the Company are responsible for ultimate oversight of cybersecurity risks managed daily by management pursuant to the Bank's information security program. The Boards of Directors annually approve this information security program and regularly receive reports from the Bank's Information Security Officer and Information Technology Officer that outline the steps undertaken to protect the information and data assets of the Bank and Company. Additionally, the Information Security Officer and Information Technology Officer update the Boards of Directors through supplementary reports on issues related to Cybersecurity readiness.

The Bank's information security program is developed and implemented by the Bank's Information Security Officer, Information Technology Officer and Chief Risk Officer. Together with the Bank's Electronic Data Processing (EDP) Committee, comprised of relevant information technology and business unit stakeholders within Bank management, the Information Security and Information Technology Officers of the Bank work to manage, control and mitigate cybersecurity risks. The Bank's employees are regularly trained on cybersecurity awareness, and testing is performed to monitor the success of the training. The Board of Directors receives training annually.

The Bank engages a third party to audit and examine its processes, conduct vulnerability assessments, and review the security of its network infrastructure consistent with FFIEC (Federal Financial Institutions Examination Council) Information Technology Audit guidelines, regulatory requirements and federal banking agency expectations. Trusted third parties are engaged to assist the Bank in improving its cybersecurity readiness. The Bank engages third party vendors to monitor and assist in maintaining its network infrastructure. These third-party vendors take an active role in ensuring that the Bank's systems are protected by testing, reviewing and advising the Bank to strengthen cybersecurity controls when necessary.

The Bank has a vendor oversight risk management process that helps to validate the security and integrity of information collected and maintained by third party vendors that the Bank uses to provide banking services. A key goal of the Bank's vendor management program includes assessing risks, which include but are not limited to operational, strategic, reputational, cyber, and credit risks. These processes are supported by a specialized vendor that assists the Bank's management and Board of Directors with properly assessing these risks. Finally, the Bank also has an incident response and business continuity program that is intended to address operational concerns, including cybersecurity risks, during contingency scenarios that may create unknown circumstances. This program is tested annually.

Although the Company and Bank have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that materially affected their business strategy, results of operations or financial condition, there can be no guarantee that the Company or Bank will not experience such an incident in the future.

Item 2. Properties

We currently conduct business from our home office located in Shreveport, Louisiana and six full-service banking offices located in Shreveport, Louisiana, two full-service banking offices located in Bossier City, Louisiana, one full-service banking office located in Minden, Louisiana and one full-service banking office located in Benton, Louisiana. The following table sets forth certain information, as of June 30, 2024, relating to Home Federal Bank's offices, and one property acquired for potential future administrative offices which is presently vacant.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(Dollars in thousands)	
Building (Home Office) 222 Florida Street, Shreveport, LA	Owned	$1,672	$ -
Building/ATM (Market Street Branch) 624 Market Street, Shreveport, LA	Owned	661	65,915
Building/ATM (Youree Drive Branch) 6363 Youree Drive, Shreveport, LA	Owned (1)	607	160,649
Building/ATM (Southern Hills Branch) 9449 Mansfield Road, Shreveport, LA	Owned	1,753	65,090
Building/ATM (Viking Drive Branch) 2555 Viking Drive, Bossier City, LA	Owned	1,562	52,556
Building/ATM (Stockwell Branch) 7964 E. Texas Street, Bossier City, LA	Owned	1,468	37,097
*Building/*ATM *(Northwood Branch)* 5841 North Market Street, Shreveport, LA	Owned	1,480	27,243
*Building/*ATM *(Pierremont Road Branch)* 925 Pierremont Road, Shreveport, LA	Owned	1,968	58,594
Building (2) 614 Market Street, Shreveport, LA	Owned (2)	323	-
Building/ATM (Huntington Branch) 6903 Pines Road, Shreveport, LA	Owned	1,830	11,616
Building/ATM (Minden Branch) 412 Homer Road, Minden, LA	Owned	3,085	20,425
Building/ATM (Benton Branch) 104 Sibley Street, Benton, LA	Owned	$ 709	$ 74,822

(1) The building is owned but the land is subject to an operating lease with a ten-year term expiring March 15, 2028.
(2) The building is vacant and available to serve as potential future administrative offices and storage.

Item 3. Legal Proceedings

Home Federal Bancorp and Home Federal Bank are not involved in any pending legal proceedings other than nonmaterial legal proceedings occurring in the ordinary course of business.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Home Federal Bancorp's common stock is traded on the Nasdaq Capital Market under the symbol "HFBL." At September 23, 2024, Home Federal Bancorp had 178 shareholders of record. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

(b) Not applicable.

(c) Purchases of Equity Securities.

The Company's repurchases of its common stock during the quarter ended June 30, 2024, including stock-for-stock option exercises are set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (a)
April 1, 2024 – April 30, 2024	10,648	$12.19	10,648	49,071
May 1, 2024– May 31, 2024	2,500	11.45	2,500	46,571
June 1, 2024– June 30, 2024	25,536	11.35	25,536	21,035
Total	38,684	$11.59	38,684	21,035

Notes to this table:

(a) On March 7, 2024, the Company announced that its Board of Directors approved the twelfth stock repurchase program for the repurchase of up to 60,000 shares. The twelfth stock repurchase program does not have an expiration date.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities, and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses, and federal income taxes. Home Federal Bancorp, Inc. of Louisiana had net income of $3.6 million in fiscal 2024 compared to net income of $5.7 million in fiscal 2023.

Our business consists primarily of originating single-family real estate loans secured by property in our market area and to a lesser extent, commercial real estate loans, commercial business loans, and real estate secured lines of credit which typically have higher rates and shorter terms than single-family loans. Although our loans are primarily funded by the acquisition of deposits and it is our policy to require commercial customers to have a deposit relationship with us, which primarily consists of NOW accounts or non-interest checking accounts. Due to the continued low interest rate environment, we have sold a substantial amount of our fixed rate single-family residential loan originations in recent periods. Because of an increase in our average rate on our interest-bearing assets, partially offset by an increase in our rate on total interest bearing liabilities, our net interest margin decreased from 3.73% to 3.08% during fiscal 2024 compared to 2023, and our net interest income decreased $2.6 million to $19.0 million for fiscal 2024 as compared to $21.6 million for fiscal 2023. We expect to continue to emphasize commercial lending in the future in order to improve the yield on our portfolio.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations, and general economic conditions, as well as other factors beyond our control.

Business Strategy

Our business strategy is focused on operating a growing and profitable community-oriented financial institution. Our current business strategy includes:

- **Continuing to Grow and Diversify Our Loan Portfolio**. We intend to grow and continue to diversify our loan portfolio by, among other things, emphasizing the origination of commercial real estate and business loans. At June 30, 2024, our commercial real estate loans amounted to $143.5 million, or 30.2% of the total loan portfolio. Our commercial business loans amounted to $49.3 million, or 10.4% of the total loan portfolio. Commercial real estate, commercial business, construction and development, and consumer loans all typically have higher yields and are more interest sensitive than long-term single-family residential mortgage loans.

- **Diversify Our Products and Services**. We intend to continue to emphasize our commercial business products to provide a full-service banking relationship to our commercial customers. We have introduced mobile and Internet banking and remote deposit capture, to better serve our commercial clients. Additionally, we have developed new deposit products focused on expanding our deposit base to new types of customers.

- **Enhancing Core Earnings**. We expect to continue to emphasize commercial real estate and business loans, which generally bear interest rates higher than residential real estate loans, and sell a substantial part of our fixed rate residential mortgage loan originations.

- **Expanding Our Franchise in our Market Area and Contiguous Communities**. We intend to continue to pursue opportunities to expand our market area by opening additional *de novo* banking offices and possibly through acquisitions of other financial institutions and banking related businesses. We expect to focus on contiguous areas to our current locations in Caddo, Bossier and Webster Parishes. In May 2024, we moved our full-service branch location in Minden, Louisiana to a permanent facility located at 412 Homer Road, Minden, Louisiana.

- **Maintain Our Asset Quality**. At June 30, 2024, our non-performing assets totaled $2.0 million, or 0.31% of total assets. We had $418,000 in other real estate owned at June 30, 2024. We intend to continue to stress maintaining high asset quality, even as we continue to grow our institution and diversify our loan portfolio.

- **Cross-Selling Products and Services and Emphasizing Local Decision Making**. We have promoted cross-selling products and services in our branch offices and emphasized our local decision making and streamlined loan approval process.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 1 of the notes to our consolidated financial statements included in Item 8 of this document. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or

economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

During the year ended June 30, 2024, we implemented new current expected credit loss accounting policies, procedures, and controls as part of our adoption of ASU No. 2016-13 and subsequent ASUs issued to amend ASC Topic 326.

Allowance for Credit Losses. We have identified the calculation of the allowance for credit losses as a critical accounting policy, due to the higher degree of judgment and complexity than our other significant accounting policies.

Business Combinations. *Acquisition Accounting*. Acquisitions are accounted for under the acquisition method of accounting. The acquisition method of accounting requires the Company as the acquirer to recognize the fair value of assets acquired and liabilities assumed at the acquisition date, as well as recognize goodwill. If the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in an acquisition, goodwill is recognized. The Company records provisional amounts of fair value at the time of acquisition. The provisional fair values are subject to modification for up to one year after the acquisition.

Acquired Loans. Subsequent to the adoption of ASU 2016-13, acquired loans are segregated between those purchased with credit deterioration ("PCD") and those that are not ("non-PCD"). Loans considered PCD include those individual loans (or groups of loans with similar risk characteristics) that as of the date of acquisition are assessed as having experienced a more-than-insignificant deterioration in credit quality since origination. The assessment of what is more-than-insignificant credit deterioration since origination considers information including, but not limited to, financial assets that are delinquent, on nonaccrual and/or otherwise adversely risk rated as of the acquisition date, those that have been downgraded since origination, and those for which, after origination, credit spreads have widened beyond the threshold specified in policy. The Company bifurcates the fair value discount between the credit and noncredit components and records an allowance for credit losses for PCD loans by adding the credit portion of the fair value discount to the initial amortized cost basis and increasing the allowance for credit losses at the date of acquisition. Any noncredit discount or premium resulting from acquiring loans with credit deterioration is allocated to each individual asset. All non-PCD loans acquired are recorded at the estimated fair value of the loan at acquisition, with the estimated allowance for credit loss recorded as a provision for credit losses through earnings in the period in which the acquisition has occurred. The noncredit discount or premium for PCD loans and full discount for non-PCD loans will be accreted to interest income using the interest method based on the effective interest rate at the acquisition date.

Under the transition provisions of ASU 2016-13, the Company classified all purchased credit impaired loans ("PCI") previously accounted for under Financial Accounting Standard Subtopic 310-30 to be classified as PCD, without reassessing whether the financial assets meet the criteria of PCD as of the date of adoption. The application of these provisions resulted in an adjustment to the amortized cost basis of the financial asset to reflect the addition of the allowance for credit losses at the date of adoption. The Company elected not to maintain pools of loans accounted for under Subtopic 310-30 at adoption. The Company was also not required to reassess whether modifications to individual acquired financial assets accounted for in pools were troubled debt restructurings as of the date of adoption. The noncredit discount, after the adjustment for the allowance for credit losses, is accreted to interest income using the interest method based on the effective interest rate determined at the adoption date.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired.

*Core Deposit Intangible***.** Core deposit intangibles represent the estimated value of long-term deposit relationships acquired in business combinations. The Company's policy is to amortize these intangibles on an accelerated basis over their estimated useful life, which the estimated useful lives are periodically reviewed for reasonableness. Core deposit intangibles are tested for impairment if events and circumstances indicate the carrying amount of the asset may not be recoverable from future cash flows.

Selected Financial and Other Data

Set forth below is selected consolidated financial and other data of Home Federal Bancorp. The information at or for the years ended June 30, 2024 and 2023 is derived in part from the audited financial statements that appear in this Form 10-K.

	At June 30,	
	2024	2023
	(In thousands)	
Selected Financial and Other Data:		
Total assets	$637,512	$660,915
Cash and cash equivalents	34,948	24,765
Securities available for sale	27,037	39,551
Securities held to maturity	67,302	74,423
Loans held-for-sale	1,733	4
Loans receivable, net	470,852	489,493
Deposits	574,007	597,361
Federal Home Loan Bank advances	-	-
Other Borrowings	7,000	8,550
Total Stockholders' equity	52,803	50,542

	As of or for the Year Ended June 30,	
	2024	2023
	(Dollars in thousands, except per share amounts)	
Selected Operating Data:		
Total interest income	$ 31,864	$26,631
Total interest expense	12,913	5,079
Net interest income	18,951	21,552
Provision for loan losses	40	868
Net interest income after provision for loan losses	18,911	20,684
Total non-interest income	1,584	2,099
Total non-interest expense	16,426	16,013
Income before income tax expense	4,069	6,770
Income tax expense	476	1,066
Net income	$ 3,593	$ 5,704
Earnings per share of common stock:		
Basic	$ 1.18	$ 1.89
Diluted	$ 1.18	$ 1.81

	As of or for the Year Ended June 30,	
	2024	2023
Selected Operating Ratios(1):		
Average yield on interest-earning assets	5.19%	4.61%
Average rate on interest-bearing liabilities	2.81	1.24
Average interest rate spread(2)	2.38	3.37
Net interest margin(2)	3.08	3.73
Average interest-earning assets to average interest-bearing liabilities	133.54	141.05
Net interest income after provision for loan losses to non-interest expense	115.13	129.17
Total non-interest expense to average assets	2.51	2.59
Efficiency ratio(3)	79.99	67.71
Return on average assets	0.55	0.92
Return on average equity	7.01	11.57
Average equity to average assets	7.83	7.98
Dividend payout ratio	43.66	27.00

Selected Financial and Other Data (Continued)

	As of or for the Year Ended June 30,	
	2024	2023
Selected Quality Ratios(4):		
Non-performing loans as a percent of loans receivable, net	0.32%	0.25%
Non-performing assets as a percent of total assets	0.30	0.24
Allowance for credit losses as a percent of total loans receivable	0.96	1.05
Net charge-offs to average loans receivable	0.20	0.03
Allowance for credit losses as a percent of non-performing loans	300.72	417.85
Bank Capital Ratios(4):		
Common Equity Tier 1	13.29%	12.79%
Tier 1 Capital	13.29	12.79
Total Capital	14.35	13.95
Leverage	8.99	8.69
Tangible Capital	8.99	8.69
Other Data:		
Offices (branch and home)	11	10
Employees (full-time)	78	74

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Non-GAAP: The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

Changes in Financial Condition

Total assets decreased $23.4 million, or 3.5%, from $660.9 million at June 30, 2023 to $637.5 million at June 30, 2024. The decrease in assets was comprised of decreases in net loans receivable of $18.6 million, or 3.8%, from $489.5 million at June 30, 2023 to $470.9 million at June 30, 2024, investment securities of $18.0 million, or 15.8%, from $114.0 million at June 30, 2023 to $96.0 million at June 30, 2024, core deposit intangible of $334,000, or 21.8%, from $1.5 million at June 30, 2023 to $1.2 million at June 30, 2024, deferred tax asset of $132,000, or 10.1%, from $1.3 million at June 30, 2023 to $1.2 million at June 30, 2024, other assets of $74,000, or 5.2%, from $1.4 million at June 30, 2023 to $1.3 million at June 30, 2024, accrued interest receivable of $15,000, or 0.8%, from $1.8 million at June 30, 2023 to $1.78 million at June 30, 2024, and partially offset by increases in cash and cash equivalents of $10.2 million, or 41.1%, from $24.8 million at June 30, 2023 to $34.9 million at June 30, 2024, loans-held-for-sale of $1.7 million, from $4,000 at June 30, 2023 to $1.7 million at June 30, 2024, premises and equipment of $1.7 million, or 10.5%, from $16.6 million at June 30, 2023 to $18.3 million at June 30, 2024, bank owned life insurance of $110,000, or 1.6%, from $6.7 million at June 30, 2023 to $6.8 million at June 30, 2024, and real estate owned of $50,000, or 13.6% from $368,000 at June 30, 2023 to $418,000 at June 30, 2024. The decrease in investment securities was primarily due to $17.7 million in principal payments. The increase in cash and cash equivalents from $24.8 million at June 30, 2023 to $34.9 million at June 30, 2024 was mainly due to decreases in loans receivable and investment securities.

Loans receivable, net decreased $18.6 million, or 3.8%, from $489.5 million at June 30, 2023 to $470.9 million at June 30, 2024. In recent periods we diversified the loan products we offer and increased our efforts to originate higher yielding commercial real estate loans and lines of credit and commercial business loans which were deemed attractive due to their generally higher yields and shorter anticipated lives compared to single-family residential mortgage loans. As of June 30, 2024, Home Federal Bank had $143.5 million of commercial real estate loans, 30.2% of the total loan portfolio, and $49.3 million of commercial business loans, 10.4% of the total loan portfolio. Although commercial loans are generally considered to have greater credit risk than other certain types of loans, we attempt to mitigate such risk by originating such loans in our market area to known borrowers.

Cash and cash equivalents increased $10.2 million, or 41.1%, from $24.8 million at June 30, 2023 to $34.9 million at June 30, 2024. The increase in cash and cash equivalents was primarily due to decreases in loans receivable and investment securities.

Securities available-for-sale decreased $12.6 million, or 31.6%, from $39.6 million at June 30, 2023 to $27.0 million at June 30, 2024. This decrease resulted primarily from purchases of $2.7 million in securities, partially offset by principal repayments of $12.1 million.

Securities held-to-maturity decreased $5.6 million, or 7.7%, from $72.9 million at June 30, 2023 to $67.3 million at June 30, 2024. This decrease was primarily due to principal repayments of $5.6 million.

Total liabilities decreased $25.7 million, or 4.2%, from $610.4 million at June 30, 2023 to $584.7 million at June 30, 2024. The decrease in liabilities was comprised of decreases in total deposits of $23.4 million, or 3.9%, from $597.4 million at June 30, 2023 to $574.0 million at June 30, 2024, other borrowings of $1.6 million, or 18.1%, from $8.6 million at June 30, 2023 to $7.0 million at June 30, 2024, other accrued expenses and liabilities of $727,000, or 18.6%, from $3.9 million at June 30, 2023 to $3.2 million at June 30, 2024, and advances from borrowers for taxes and insurance of $33,000, or 6.0%, from $554,000 at June 30, 2023 to $521,000 at June 30, 2024,. The decrease in deposits resulted from decreases in money market deposits of $28.7 million, or 25.1%, from $114.2 million at June 30, 2023 to $85.5 million at June 30, 2024, non-interest bearing deposits of $15.2 million, or 10.5%, from $145.6 million at June 30, 2023 to $130.3 million at June 30, 2024, and savings deposits of $5.3 million, or 6.4%, from $81.9 million at June 30, 2023 to $76.6 million at June 30, 2024, partially offset by increases in certificates of deposit of $24.5 million, or 12.9%, from $190.4 million at June 30, 2023 to $214.9 million at June 30, 2024, and NOW accounts of $1.3 million, or 2.0%, from $65.3 million at June 30, 2023 to $66.6 million at June 30, 2024. The Company had no balances in brokered deposits at June 30, 2024 compared to $3.0 million at June 30, 2023. There was a shift of balances between deposit categories due to customers moving funds from lower yielding categories to higher yielding categories.

Shareholders' equity increased $2.3 million, or 4.5%, from $50.5 million at June 30, 2023 to $52.8 million at June 30, 2024. The increase in shareholders' equity was comprised of current year net income of $3.6 million, the vesting of restricted stock awards, stock options, and the release of employee stock ownership plan shares totaling $500,000, proceeds from the issuance of common stock from the exercise of stock options of $373,000, and a decrease in the Company's accumulated other comprehensive loss of $39,000, partially offset by dividends paid totaling $1.6 million, stock repurchases of $487,000, and CECL implementation totaling $189,000.

Average Balances, Net Interest Income Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	June 30,					
	2024			2023		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable(1)	$ 499,237	$ 29,016	5.81%	$ 442,469	$ 23,452	5.30%
Investment securities	106,526	2,477	2.33	113,332	2,205	1.95
Interest-earning deposits	8,550	371	4.34	22,001	974	4.43
Total interest-earning assets	614,313	31,864	5.19%	577,802	26,631	4.61%
Non-interest-earning assets	40,597			40,255		
Total assets	$ 654,910			$ 618,057		
Interest-bearing liabilities:						
Savings accounts	74,135	479	0.65%	105,850	312	0.29%
NOW accounts	67,224	355	0.53	63,074	164	0.26
Money market accounts	93,178	2,296	2.46	106,146	1,078	1.02
Certificates of deposit accounts	213,661	8,868	4.15	126,156	2,952	2.34
Total interest-bearing deposits	448,198	11,998	2.68	401,226	4,506	1.12
FHLB advances	3,119	180	5.77	1,623	79	4.87
Other bank borrowings	8,700	735	8.45	6,784	494	7.28
Total interest-bearing liabilities	460,017	12,913	2.81%	409,633	5,079	1.24%
Non-interest-bearing liabilities:						
Non-interest-bearing demand accounts	139,330			155,885		
Other liabilities	4,289			3,224		
Total liabilities	603,636			568,742		
Total stockholders' equity(2)	51,274			49,315		
Total liabilities and equity	$ 654,910			$ 618,057		
Net interest-earning assets	$ 154,296			$ 168,169		
Net interest income; average interest rate spread(3)		$ 18,951	2.38%		$ 21,552	3.37%
Net interest margin(4)			3.08%			3.73%
Average interest-earning assets to average interest-bearing liabilities			133.54%			141.05%

(1) Includes loans held for sale.
(2) Includes retained earnings and accumulated other comprehensive loss.
(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4) Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2024 vs. 2023			2023 vs. 2022		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In thousands)					
Interest income:						
Investment securities	$ 404	$ (132)	$ 272	$ 464	$ 232	$ 696
Loans receivable, net	2,555	3,009	5,564	1,988	3,963	5,951
Interest-earning deposits	(8)	(595)	(603)	906	(156)	750
Total interest-earning assets	2,951	2,282	5,233	3,358	4,039	7,397
Interest expense:						
Savings accounts	260	(93)	167	7	(88)	(81)
NOW accounts	180	11	191	95	12	107
Money market accounts	1,350	(132)	1,218	953	17	970
Certificate accounts	3,868	2,048	5,916	1,223	517	1,740
Total deposits	5,658	1,834	7,492	2,278	458	2,736
FHLB advances and other borrowings	129	213	342	261	205	466
Total interest-bearing liabilities	5,787	2,047	7,834	2,539	663	3,202
Increase (Decrease) in net interest income	$(2,836)	$ 235	$(2,601)	$ 819	$ 3,376	$ 4,195

Comparison of Operating Results for the Years Ended June 30, 2024 and 2023

General. The decrease in net income for the year ended June 30, 2024, compared to the year ended June 30, 2023, resulted from a decrease in net interest income of $2.6 million, or 12.1%, a decrease in non-interest income of $515,000, or 24.5%, and an increase in non-interest expense of $413,000, or 2.6%, partially offset by a decrease in the provision of credit losses of $828,000, or 95.4%, and a decrease in provision for income taxes of $590,000, or 55.3%. The decrease in net interest income for the year ended June 30, 2024, compared to the year ended June 30, 2023, resulted from an increase in total interest expense of $7.8 million, or 154.2%, partially offset by an increase in total interest income of $5.2 million, or 19.7%. The increase in total interest expense for the year ended June 30, 2024, compared to the year ended June 30, 2023, was primarily due to a $7.5 million, or 166.3% increase in interest expense on deposits. The increase in interest expense on deposits was primarily due to an $87.5 million, or 69.4%, increase in average balance of certificates of deposit, combined with a 181 basis point increase in rate paid on certificates of deposit for the year ended June 30, 2024, compared to the year ended June 30, 2023. The Company's average interest rate spread was 2.38% for the year ended June 30, 2024, compared to 3.37% for the year ended June 30, 2023. The Company's net interest margin was 3.08% for the year ended June 30, 2024, compared to 3.73% for the year ended June 30, 2023.

Net Interest Income. Net interest income amounted to $19.0 million for fiscal year 2024, a decrease of $2.6 million, or 12.1%, compared to $21.6 million for fiscal year 2023. The decrease primarily resulted from an increase in total interest expense of $7.8 million, partially offset by an increase in total interest income of $5.2 million.

The average interest rate spread decreased from 3.37% for fiscal 2023 to 2.38% for fiscal 2024, while the average balance of interest-earning assets increased from $577.8 million to $614.3 million during the same periods. The percentage of average interest-earning assets to average interest-bearing liabilities decreased to 133.54% for fiscal 2024 compared to 141.05% for fiscal 2023. The average rate paid on certificates of deposit increased from

2.34% for fiscal 2023 to 4.15% for fiscal 2024. Net interest margin decreased to 3.08% for fiscal 2024 compared to 3.73% for fiscal 2023.

Interest income increased $5.2 million, or 19.7%, to $31.9 million for fiscal 2024 compared to $26.6 million for fiscal 2023, primarily due to an increase in interest income from loans of $5.6 million, and an increase of $400,000 in interest income from investment securities. The increase in the average balance of loans receivable was primarily due to new loans originated by our commercial lending division. The average yield of the loan portfolio increased by 51 basis points during fiscal 2024 mainly due to a higher interest rate environment.

Interest expense increased $7.8 million, or 154.2%, to $12.9 million for fiscal 2024 compared to $5.1 million for fiscal 2023, primarily as a result of increases in the average rate paid on interest-bearing deposits.

Provision for Credit Losses. On July 1, 2023, we adopted the new current expected credit loss ("CECL") methodology for estimating credit losses. This resulted in a $189,000 increase to the allowance for credit losses and a one-time cumulative adjustment resulted in a $189,000 decrease to stockholders' equity. For purchased credit deteriorated loans, we applied the guidance under CECL using the prospective transition approach. As a result, we adjusted the amortized cost basis of the purchased credit deteriorated loans by $170,000 to reclassify the purchase discount to the allowance for credit losses on July 1, 2023. The allowance for credit losses account increased $359,000 from these two transactions. No provision expense was recorded in the first quarter of fiscal 2024, a recovery of credit losses of $16,000 was recorded in the second quarter of fiscal 2024, a provision of $11,000 was recorded in the third quarter of fiscal 2024 and a provision of $45,000 was recorded in the fourth quarter of fiscal 2024. As of June 30, 2024, the allowance for credit losses was $4.6 million, and the ratio of allowance for credit losses to gross loans was 0.96%. As of June 30, 2023, the allowance for credit losses was $5.2 million, and the ratio of allowance for credit losses to gross loans was 1.05%.

At June 30, 2024, the Company had $1.9 million of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due, and other real estate owned) compared to $1.6 million on non-performing assets at June 30, 2023, consisting of three commercial non-real estate loans, five single-family residential loans, four home equity line-of-credit loans, and three single-family residences in other real estate owned at June 30, 2024, compared to seven single-family residential loans, two commercial non-real estate loans, one consumer loan and two single-family residences in other real estate owned at June 30, 2023. At June 30, 2024 the Company had five commercial non-real-estate loans, six single family residential loans, four home-equity line-of-credit loans, and one auto loan classified as substandard, compared to ten single family residential loans, three commercial non-real-estate loans, two commercial real estate loans, and three home equity line-of-credit loans classified as substandard at June 30, 2023. There were no loans classified as doubtful at June 30, 2024 or June 30, 2023.

Non-Interest Income. The $515,000 decrease in non-interest income for the year ended June 30, 2024, compared to the year ended June 30, 2023, resulted from an increase in loss on sale of real estate of $415,000, a decrease in gain on sale of loans of $201,000, and a decrease in gain on sale of fixed assets of $4,000, partially offset by an increase in service charges on deposit accounts of $48,000, an increase in gain on sale of securities of $26,000, an increase in other non-interest income of $24,000, and an increase in income from bank owned life insurance of $7,000. The decrease in gain on sale of loans for the year ended June 30, 2024, was primarily due to a decrease in mortgage loan originations caused by the higher interest rate environment. The loss on sale of real estate for the year ended June 30, 2024, was primarily due to the bulk sale of twenty-one distressed rental properties in December 2023.

Non-Interest Expense. The $413,000 increase in non-interest expense for the year ended June 30, 2024, compared to the year ended June 30, 2023, resulted from increases in compensation and benefits expense of $436,000, audit and examination fees of $235,000, amortization of core deposit intangible expense of $160,000, franchise and bank shares tax expense of $125,000, other non-interest expense of $125,000, occupancy and equipment expense of $122,000, deposit insurance premium expense of $96,000, and advertising expense of $20,000, partially offset by decreases in professional fees of $676,000, data processing expense of $187,000, and loan and collection expense of $43,000. The decrease in professional fees for the year ended June 30, 2024, was primarily due to the acquisition of First National Bank of Benton, which increased professional fees for the year ended June 30, 2023. The increases in compensation and benefits expense were primarily due to additional branch and back office staff.

Provision for Income Tax Expense. The provision for income taxes amounted to $476,000 and $1.1 million for the fiscal years ended June 30, 2024 and 2023, respectively. Our effective tax rate was 11.7% for fiscal 2024 and 15.7% for fiscal 2023**.**

Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings. Our interest-earning assets consist primarily of securities available-for-sale and long-term residential and commercial mortgage loans, which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.

We have maintained a significant portfolio of available-for-sale securities during the past few years in order to better position the Company for a rising interest rate environment in the long term. At June 30, 2024 and 2023, securities available-for-sale amounted to $27.0 million and $39.6 million, respectively, or 4.24% and 6.04%, respectively, of total assets at such dates.

Quantitative Analysis. The Office of the Comptroller of the Currency provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of the Comptroller of the Currency, which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value. Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of June 30, 2024:

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300	$67,371	$(9,374)	(12.21)%	12.47%	(0.63)%
200	72,060	(4,685)	(6.10)	12.95	(0.15)
100	73,616	(3,129)	(4.08)	12.85	(0.24)
Static	76,745	-	-	-	-
(100)	83,780	7,035	9.17	14.11	1.02
(200)	88,883	12,138	15.82	14.69	1.60

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable, if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market. Total loan originations amounted to $209.9 million for fiscal 2024 and $244.0 million for fiscal 2023, while loans sold amounted to $16.0 million and $24.9 million during the same respective periods. We have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available-for-sale. As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans. With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents. Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level. As a result, we receive a minimum yield even if rates decline farther, and the interest rate on the particular loan would otherwise adjust to a lower amount. Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination.

Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management. Our liquidity ratio averaged 20.4% for the quarter ended June 30, 2024. We adjust our liquidity levels to fund deposit outflows, repay our borrowings, and to fund loan commitments. We also adjust liquidity, as appropriate, to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings, and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $185,000 and $5.0 million at June 30, 2024 and 2023, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents. Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas, which provide an additional source of funds. At June 30, 2024, we had no advances from the Federal Home Loan Bank of Dallas and had $186.4 million in additional borrowing capacity. Additionally, at June 30, 2024, Home Federal Bank was a party to a Master Purchase Agreement with First National Bankers Bank, whereby Home Federal Bank may purchase Federal Funds from First National Bankers Bank in an amount not to exceed $20.4 million. There were no amounts purchased under this agreement as of June 30, 2024. In addition, Home Federal Bancorp had available an $11.0 million line of credit agreement at June 30, 2024 with First National Bankers Bank, maturing on August 29, 2024. At June 30, 2024 there was a $7.0 million balance in the credit line.

At June 30, 2024, the Company had outstanding loan commitments of $38.3 million to originate loans and commitments under unused lines of credit of $14.8 million. At June 30, 2024, certificates of deposit scheduled to mature in one year or less totaled $185.6 million, or 86.4% of total certificates of deposit. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal in a rising interest rate environment. We intend to utilize our high levels of liquidity to fund our lending activities. If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale, as needed.

At June 30, 2024, Home Federal Bank exceeded each of its capital requirements with common equity tier 1, tier 1 capital, total capital, leverage, and tangible capital ratios of 13.29%, 13.29%, 14.35%, 8.99%, and 8.99%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the two years ended June 30, 2024. See Notes 9 and 14 to the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder). Forward-looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of Home Federal Bancorp and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional terms such as "will", "would", "should", "could", "may", "likely", "probably", or "possibly." Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumption, many of which are difficult to predict and generally are beyond the control of Home Federal Bancorp and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which Home Federal Bancorp is or will be doing business, being less favorable than expected (6) political and social unrest including acts of war or terrorism; or (7) legislation or changes in regulatory requirements adversely affecting the business in which Home Federal Bancorp will be engaged. Home Federal Bancorp undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Home Federal Bancorp, Inc. of Louisiana

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Home Federal Bancorp, Inc. of Louisiana (the "Company") as of June 30, 2024, and the related statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for credit losses effective July 1, 2023, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

As described in Notes 1 and 3 to the financial statements, the Company's allowance for credit losses on loans ("allowance") was $4.6 million on loans of $475.5 million as of June 30, 2024. As described in Note 1, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses*, effective July 1, 2023. The Company's method of estimating the allowance includes the use of historic loss rates that are adjusted for reasonable and supportable forecasts, as well as other qualitative adjustments.

The Company measures the allowance on a pool basis when the loans share similar risk characteristics. Loans that do not share risk characteristics are evaluated on an individual basis. For loans evaluated on a pool basis, the allowance for credit losses consists of both quantitative and qualitative components. The quantitative component consists of calculating a historical loss rate on each loan pool using internal historical data and applying the loss rates for each respective pool over the expected remaining life of the pooled loans. In addition to the quantitative component, each loan pool includes a qualitative component which aggregates management's assessment of available information relevant to collectability that is not captured in the quantitative loss estimation process based on the current and expected environment, using reasonable forecasted data. Factors considered by management in developing its qualitative estimates include changes in policies and procedures, the portfolio mix, lending management, problem loan trends, loan review system, changes in economic conditions and collateral values. These estimates involve large amounts of data in tabulating loss and prepayment rates and require complex calculations as well as management judgment in the selection of appropriate inputs.

We have determined that the allowance is a critical audit matter. Auditing the allowance involved significant judgment and complex review in evaluating management's estimates, such as the segmentation of loan pools, the remaining life of loans in a pool, and evaluating the qualitative factors applied to each pool. The use of different assumptions in developing and applying these estimates could result in a materially different amount for the allowance.

The primary procedures we performed to address this critical audit matter included substantively testing management's process, which included:

- Obtained an understanding of and evaluated the appropriateness of the design and operation of the Company's process for establishing the allowance, including the implementation of the expected credit loss method.
- Evaluated the classification of loans by pools, the estimated life of each pool, and the accuracy of historical loss data used in the allowance calculation.
- Evaluated the reasonableness of management's assumptions related to the rate of prepayment used in the historical loss calculations by pool and evaluated the relevance and reliability of data used in determining the rate of prepayment.
- Evaluated the reasonableness of management's assumptions and judgments related to the selection of qualitative factors included in the loss calculation and evaluated the relevance and reliability of the data supporting those qualitative factors and whether the data was consistent with the qualitative factors applied to each loss pool.
- Tested the completeness and accuracy of data inputs and mathematical accuracy of the calculated historical loss rates, the determination of the weighted average maturity including rate of prepayment, and the qualitative factors applied to each pool.

/s/ Carr, Riggs, & Ingram, LLC

We have served as the Company's auditor since 2024.

Birmingham, Alabama
September 30, 2024

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
Home Federal Bancorp, Inc. of Louisiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the "Company") as of June 30, 2023 and 2022 and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis LLP

We served as the Company's auditor from 2021 to 2023.

Fort Worth, Texas

October 2, 2023

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Balance Sheets
June 30, 2024 and 2023

	June 30,	
	2024	2023
ASSETS	*(In Thousands)*	
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $25,505 and $22,215 at June 30, 2024 and June 30, 2023, Respectively)	$ 34,948	$ 24,765
Securities Available-for-Sale (amortized cost June 30, 2024: $30,347; June 30, 2023: $42,910, Respectively)	27,037	39,551
Securities Held-to-Maturity (fair value June 30, 2024: $54,450; June 30, 2023: $59,678, Respectively)	67,302	72,879
Other Securities	1,614	1,544
Loans Held-for-Sale	1,733	4
Loans Receivable, Net of Allowance for Credit Losses (June 30, 2024: $4,574; June 30, 2023: $5,173, Respectively)	470,852	489,493
Accrued Interest Receivable	1,775	1,790
Premises and Equipment, Net	18,303	16,561
Bank Owned Life Insurance	6,810	6,700
Goodwill	2,990	2,990
Core Deposit Intangible	1,199	1,533
Deferred Tax Asset	1,181	1,313
Real Estate Owned	418	368
Other Assets	1,350	1,424
Total Assets	$637,512	$660,915
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing	$130,334	$145,553
Interest-bearing	443,673	451,808
Total Deposits	574,007	597,361
Advances from Borrowers for Taxes and Insurance	521	554
Other Borrowings	7,000	8,550
Other Accrued Expenses and Liabilities	3,181	3,908
Total Liabilities	584,709	610,373
STOCKHOLDERS' EQUITY		
Preferred Stock - $0.01 Par Value; 10,000,000 Shares Authorized; None Issued and Outstanding	-	-
Common Stock - $0.01 Par Value; 40,000,000 Shares Authorized: 3,142,168 and 3,133,351 Shares Issued and Outstanding at June 30, 2024 and June 30, 2023, Respectively	32	31
Additional Paid-in Capital	41,739	40,981
Unearned ESOP Stock	(408)	(523)
Retained Earnings	14,055	12,707
Accumulated Other Comprehensive Loss	(2,615)	(2,654)
Total Stockholders' Equity	52,803	50,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$637,512	$660,915

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Operations
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands, Except Per Share Data)	
INTEREST INCOME		
Loans, including fees	$29,016	$23,452
Investment securities	651	251
Mortgage-backed securities	1,826	1,954
Other interest-earning assets	371	974
Total interest income	31,864	26,631
INTEREST EXPENSE		
Deposits	11,998	4,506
Federal Home Loan Bank borrowings	180	79
Other bank borrowings	735	494
Total Interest Expense	12,913	5,079
Net Interest Income	18,951	21,552
PROVISION FOR LOAN LOSSES	40	868
Net Interest Income After Provision For Loan Losses	18,911	20,684
NON-INTEREST INCOME		
Gain on sale of loans	265	466
Loss on sale of real estate	(415)	-
Gain on sale of fixed assets	-	4
Gain on sale of securities	26	-
Income on bank owned life insurance	110	103
Service charges on deposit accounts	1,524	1,476
Other income	74	50
Total Non-Interest Income	1,584	2,099
NON-INTEREST EXPENSE		
Compensation and benefits	9,524	9,088
Occupancy and equipment	2,202	2,080
Data processing	655	842
Audit and examination fees	549	314
Franchise and bank shares tax	656	531
Advertising	360	340
Professional fees	557	1,233
Loan and collection	155	198
Amortization Core Deposit Intangible	334	174
Deposit insurance premium	393	297
Other expenses	1,041	916
Total Non-Interest Expense	16,426	16,013
Income Before Income Taxes	4,069	6,770
PROVISION FOR INCOME TAX EXPENSE	476	1,066
Net Income	$ 3,593	$ 5,704
EARNINGS PER SHARE		
Basic	$ 1.18	$ 1.89
Diluted	$ 1.17	$ 1.81

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands)	
Net Income	$3,593	$5,704
Other Comprehensive Income (Loss), Net of Tax		
Unrealized gains (losses) on securities available for sale:		
Unrealized holding gains (losses) arising during the period	75	(1,208)
Less: reclassification adjustments for securities gains (losses) realized in net income	26	-
Income Tax Effect	(10)	253
Total Other Comprehensive Income (Loss), Net of Tax	39	(955)
Total Comprehensive Income	$3,632	$4,749

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2024 and 2023

	Common Stock	Additional Paid-In Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(In Thousands)			
BALANCE - June 30, 2022	$34	$40,145	$(639)	$14,506	$(1,699)	$52,347
Share Awards Earned	-	123	-	-	-	123
ESOP Compensation Earned	-	287	116	-	-	403
Stock Options Exercised	(3)	331	-	-	-	328
Dividends Paid	-	-	-	(1,540)	-	(1,540)
Stock Options Vested	-	95	-	-	-	95
Company Stock Purchased	-	-	-	(5,963)	-	(5,963)
Net Income	-	-	-	5,704	-	5,704
Other Comprehensive Income, Unrealized Loss on Debt Securities, Net of Tax Loss	-	-	-	-	(955)	(955)
BALANCE - June 30, 2023	$31	$40,981	$(523)	$12,707	$(2,654)	$50,542
Share Awards Earned	-	118	-	-	-	118
Cumulative Effect of Change in Accounting Principle – ASU 2016-13	-	-	-	(189)	-	(189)
ESOP Compensation Earned	-	198	115	-	-	313
Stock Options Exercised	-	373	-	-	-	373
Dividends Paid	-	-	-	(1,569)	-	(1,569)
Stock Options Vested	-	69	-	-	-	69
Common Stock Issuance for Stock Option Exercises	1	-	-	-	-	1
Company Stock Purchased	-	-	-	(487)	-	(487)
Net Income	-	-	-	3,593	-	3,593
Other Comprehensive Loss, Unrealized Gain on Debt Securities, Net of Tax	-	-	-	-	39	39
BALANCE – June 30, 2024	$32	$41,739	$(408)	$14,055	$(2,615)	$52,803

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$3,593	$ 5,704
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities		
Gain on Sale of Loans	(265)	(466)
Gain on Sale of Investments	(26)	-
Net Amortization and Accretion on Securities	(258)	(27)
Amortization of Deferred Loan Fees	(113)	(300)
Amortization of Purchased Loans	(756)	-
Provision for Loan Losses	40	868
Depreciation of Premises and Equipment	944	869
(Gain)Loss on Sale of Real Estate and Fixed Assets	415	(4)
ESOP Compensation Expense	313	403
Stock Option Expense	69	95
Deferred Income Tax (Benefit) Expense	122	(174)
Federal Home Loan Bank Stock Dividend	-	(13)
Share Awards Expense	118	121
Increase in Cash Surrender Value on Bank Owned Life Insurance	(110)	(103)
Bad Debt Recovery	-	91
Amortization Core Deposit Intangible	334	-
Changes in Assets and Liabilities:		
Origination and Purchase of Loans Held-for-Sale	(17,712)	(24,865)
Sale and Principal Repayments on Loans Held-for-Sale	16,248	29,305
Accrued Interest Receivable	15	(666)
Other Operating Assets	74	(35)
Other Operating Liabilities	(727)	1,302
Net Cash Provided by Operating Activities	2,318	12,105
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan Originations and Principal Collections, Net	18,350	(97,033)
Deferred Loan Fees Collected	48	151
Acquisition of Premises and Equipment	(2,686)	(1,181)
Net Cash Paid in Acquisition	-	(10,244)
Proceeds from Sale of Real Estate and Fixed Assets	456	4
Improvements to Real Estate Owned Prior to Disposition	(38)	(90)
Changes in Federal Home Loan Bank Stock	(70)	(989)
Activity in Available-for-Sale Securities:		
Principal Payments	12,148	9,737
Purchase of Municipals	-	(1,075)
Proceeds from Sales of Municipals	3,389	-
Purchase of Mortgage-Backed Securities	(2,667)	(6,493)
Purchase of US Treasury Notes	-	(14,611)
Activity in Held-to-Maturity Securities:		
Principal Payments on Mortgage-Backed Securities	5,554	6,510
Net Cash Provided by (Used in) Investing Activities	34,484	(115,314)

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (Decrease) Increase in Deposits	$ (23,354)	$ 65,370
Proceeds from Advances from Federal Home Loan Bank	792,701	184,001
Repayments of Advances from Federal Home Loan Bank	(792,701)	(184,833)
Dividends Paid	(1,569)	(1,530)
Company Stock Purchased	(487)	(5,963)
Net Increase (Decrease) in Advances from Borrowers for Taxes and Insurance	(33)	200
Proceeds from Other Bank Borrowings	2,700	6,200
Repayment of Other Bank Borrowings	(4,250)	-
Proceeds from Stock Options Exercised	374	328
Recognition and Retention Plan Share Distributions	-	123
Net Cash (Used in) Provided by Financing Activities	(26,619)	63,896
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,183	(39,313)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,765	64,078
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 34,948	$ 24,765
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid on Deposits and Borrowed Funds	12,913	5,079
Income Taxes Paid	680	950
Market Value Adjustment for Unrealized Gain (Loss) on Debt Securities Available For Sale	49	(1,208)
Transfer from Loans to Other Real Estate	883	172
Acquisitions:		
Fair Value of Tangible Assets Acquired	-	82,889
Other Intangible Assets Acquired	-	1,510
Liabilities Assumed	-	(77,145)
Net Identifiable Assets Acquired Over Liabilities Assumed	-	7,254

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Operations
The consolidated financial statements include the accounts of Home Federal Bancorp, Inc. of Louisiana, a Louisiana chartered corporation (the "Company" or "Home Federal Bancorp") and its wholly owned subsidiary, Home Federal Bank, a federally chartered stock savings bank (the "Bank"), along with its wholly owned subsidiary, Metro Financial Services, Inc.

The Bank is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency (the OCC). The Bank provides financial services to individuals, corporate entities, and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts. Services are provided by ten branch offices, six of which are located in Shreveport, Louisiana, two in Bossier City, one in Minden, Louisiana and one in Benton, Louisiana. The Bank's home office is located in Shreveport, Louisiana.

The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Bank. All significant intercompany balances and transactions have been eliminated.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses, deferred taxes, and those related to acquisition accounting.

Significant Group Concentrations of Credit Risk
Most of the Company's activities are provided to customers of the Bank by ten branch offices, six of which are located in the city of Shreveport, Louisiana, two in Bossier City, Louisiana, one in Minden, Louisiana and one in Benton, Louisiana. The area served by the Bank is primarily the Shreveport-Bossier City-Minden combined statistical area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which have an original maturity date of ninety days or less.

At June 30, 2024 and 2023, cash and cash equivalents consisted of the following:

	2024	2023
	(In Thousands)	
Cash on Hand	$ 1,920	$ 1,825
Demand Deposits at Other Institutions	13,328	17,965
Federal Funds Sold	19,700	4,975
Total	$34,948	$24,765

Note 1. Summary of Significant Accounting Policies (Continued)

Securities
The discussion that follows describes the methodology for determining the allowance for credit loss ("ACL") for investments under the ASU 2016-13 model that was adopted effective July 1, 2023. The allowance methodology for prior periods is disclosed in the Company's 2023 Annual Report on Form 10-K.

Securities are being accounted for in accordance with FASB ASC 320's, *Investments,* which requires the classification of securities into one of three categories: Trading, Available-for-Sale, or Held-to-Maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically.

Investments in debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at cost, adjusted for amortization of the related premiums and accretion of discounts, using the interest method. Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities. Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale. Trading account and available-for-sale securities are carried at fair value. Unrealized holding gains and losses on trading securities are included in earnings, while net unrealized holding gains and losses on available-for-sale debt securities are excluded from earnings and reported in other comprehensive income.

The Company held no trading securities as of June 30, 2024 and 2023.

Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Securities are periodically reviewed for impairment. For debt securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below amortized cost basis (impairment) is due to credit or non-credit related factors. Any impairment of available for sale investments that is not credit related is recognized in other comprehensive income, net of applicable taxes. For available for sale investments, credit related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds to the fair value, with a corresponding adjustment to earnings. For held to maturity investments, credit related impairment is recognized as an ACL on the balance sheet, for the entire amount of credit loss, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company intends to sell an impaired available for sale security, or more likely than not will be required to sell such security before recovering the amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in such situation. Accrued interest receivable is excluded from the estimate of credit losses.

In evaluating securities in unrealized loss positions for impairment, and the criteria regarding intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by federal governments or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial conditions, among other factors.

The Bank has invested in Federal Home Loan Bank ("FHLB") stock, and other similar correspondent banks, which are reflected as other securities at cost in these consolidated financial statements. As a member of the FHLB System, the Bank is required to purchase and maintain stock in an amount determined by the FHLB. The FHLB stock is redeemable at par value at the discretion of the FHLB. These securities are periodically evaluated for impairment based on the ultimate recoverability of par value.

Note 1. Summary of Significant Accounting Policies (Continued)

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. The acquisition method of accounting requires the Company as the acquirer to recognize the fair value of assets acquired and liabilities assumed at the acquisition date, as well as recognize goodwill. If the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in an acquisition, goodwill is recognized. The Company records provisional amounts of fair value at the time of acquisition. The provisional fair values are subject to modification for up to one year after the acquisition.

Loans Held-for-Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees. Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method. Interest income on contractual loans receivable is recognized on the accrual method. Unearned discounts are deferred and amortized on the interest method over the life of the loan.

Allowance for Credit Losses

The discussion that follows describes the methodology for determining the ACL under the new current expected credit loss (“CECL”) model that was implemented effective July 1, 2023 in accordance with ASU No. 2016-13 and subsequent ASUs issued to amend ASC Topic 326. The allowance methodology for prior periods is disclosed in the Company’s 2023 Annual Report on Form 10-K.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for loans is an estimate of the expected losses to be realized over the life of the loans in the portfolio. The ACL is determined for two distinct categories of loans: 1) loans evaluated collectively for expected credit losses and 2) loans evaluated individually for expected credit losses. The ACL also includes certain qualitative adjustments to the ASU 2016-13 model.

Loans Evaluated Collectively. Homogeneous loans are evaluated collectively for expected credit losses. The loan pools/segments with similar risk characteristics were determined by Call Report codes.

Loans Evaluated Individually. Loans evaluated individually for expected credit losses include loans on non-accrual status.

Management estimates the allowance balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Adjustments to historical loss information are made to incorporate our reasonable and supportable forecast of future losses at the portfolio segment level, as well as any necessary qualitative adjustments, including, but not limited to, changes in current and expected future economic conditions, changes in industry experience and industry loan concentrations, changes in the volume and severity of nonperforming assets, changes in lending policies and personnel and changes in the competitive and regulatory environment of the banking industry. Loans that do not share similar risk characteristics are individually evaluated and are excluded from the pooled loan analysis.

Note 1. Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses (Continued)

Loans evaluated individually may have specific allocations assigned if the measured value of the loan using one of the noted techniques is less than its current carrying value. For loans measured using the fair value of collateral, if the analysis determines that sufficient collateral value would be available for repayment of the debt, then no allocations would be assigned to those loans. Collateral could be in the form of real estate or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real estate.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification. For all loans, an internal risk rating process is used. The Company believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. Assigning risk ratings involves judgment. Risk ratings may be changed based on ongoing monitoring procedures, or if specific loan review assessments identify a deterioration or an improvement in the loan.

The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass are well protected by the current net worth or paying capacity of the obligor or by the fair value, less costs to acquire and sell the underlying collateral in a timely manner.

Pass Watch - Loans are considered marginal, meaning some weakness has been identified which could cause future impairment of repayment. However, these relationships are currently protected from any apparent loss by collateral and are still considered a pass.

Special Mention - Loans identified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank’s credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss - This classification includes those loans which are considered uncollectible and of such little value that their continuance as loans is not warranted. Even though partial recovery may be possible in the future, it is not practical or desirable to defer writing off these basically worthless loans. Accordingly, these loans are charged-off before period end.

The allocation of the ACL is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Company considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type.

Note 1. Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses (Continued)

Qualitative and Other Adjustments to Allowance for Credit Losses: In addition to the quantitative credit loss estimates for loans evaluated collectively, qualitative factors that may not be fully captured in the quantitative results are also evaluated. These include changes in lending policy, the nature and volume of the portfolio, overall business conditions in the economy, credit concentrations, competition, model imprecision, and legal and regulatory requirements. Qualitative adjustments are judgmental and are based on Management's knowledge of the portfolio and the markets in which the Company operates. Qualitative adjustments are evaluated and approved on a quarterly basis. Additionally, the ACL includes other allowance categories that are not directly incorporated in the quantitative results. These include but are not limited to loans-in-process, trade acceptances and overdrafts.

Off Balance Sheet Credit Exposures. The ACL for off balance sheet credit exposures is recorded in other liabilities on the Consolidated Balance Sheet. This ACL represents management's estimate of expected losses in its unfunded loan commitments and other off balance sheet credit exposures, such as letters of credit and credit recourse on sold residential mortgage loans. The allowance for credit losses specific to unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). The ACL for off balance sheet credit exposures is increased or decreased by charges or reductions to expense, through the provision for credit losses. In addition to the ACL on loans held for investment, CECL requires a balance sheet liability for unfunded commitments, which is recognized if both of the following conditions are met: (1) the Company has a present contractual obligation to extend credit; and (2) the obligation is not unconditionally cancellable by the Company. Based on the language within the standard loan documents prepared for each HFB commitment, all unfunded commitments are considered unconditionally cancellable and thus no CECL ACL is allocated for the quarter.

Note 1. Summary of Significant Accounting Policies (Continued)

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held-for-sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure. Cost is defined as the lower of the fair value of the property or the recorded investment in the loan. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings and Improvements	10 - 40 Years
Furniture and Equipment	3 - 10 Years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired.

Core Deposit Intangible

Core deposit intangibles represent the estimated value of long-term deposit relationships acquired in business combinations. The accumulated amortization of the Core deposit intangible is $508,000, and the carrying value as of June 30, 2024 was $1.2 million, to be expensed over 103 months. The Company's policy is to amortize these intangibles on an accelerated basis over their estimated useful life, which the estimated useful lives are periodically reviewed for reasonableness. Core deposit intangibles are tested for impairment if events and circumstances indicate the carrying amount of the asset may not be recoverable from future cash flows.

Bank Owned Life Insurance

The Company has purchased life insurance contracts on the lives of certain key employees. The Bank is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in non-interest income.

Income Taxes

The Company and its wholly-owned subsidiary file a consolidated federal income tax return on a fiscal year basis. Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable.

Note 1. Summary of Significant Accounting Policies (Continued)

The Company follows the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

While the Bank is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders' equity and net income.

Earnings per Share
Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

Non-Direct Response Advertising
The Company expenses all advertising costs, except for direct-response advertising, as incurred. Non-direct response advertising costs were $360,000 and $340,000 for the years ended June 30, 2024 and 2023, respectively.

In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period. Direct-response advertising consists of advertising whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future benefits. For the years ended June 30, 2024 and 2023, the Company did not incur any amount of direct-response advertising.

Stock-Based Compensation
GAAP requires all share-based payments to employees, including grants of employee stock options and recognition and retention share awards, to be recognized as expense in the statement of operations based on their fair values. The amount of compensation is measured at the fair value of the options or recognition and retention share awards when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options or recognition and retention awards. This guidance applies to awards granted or modified after January 1, 2006, or any unvested awards outstanding prior to that date.

Reclassification
Certain financial statement balances included in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Comprehensive Income (Loss)
Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale debt securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).

Note 1. Summary of Significant Accounting Policies (Continued)

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows:

	2024	2023
	(In Thousands)	
Net Unrealized Loss on Debt Securities Available-for-Sale	$(3,310)	$(3,359)
Tax Effect	695	705
Net-of-Tax Amount	$(2,615)	$(2,654)

Recent Accounting Pronouncements

ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." In June 2016, the FASB issued ASU 2016-13 which requires earlier measurement of credit losses and enhances disclosures. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company formed a cross-functional working group, who have worked through an implementation plan which includes assessment, review and documentation of various aspects of the implementation plan. After significant evaluation of approved methodologies, the Company determined to utilize a third-party vendor model, in which a weighted average remaining maturity methodology was appropriate for the size and complexity of the Company. ASU 2016-13 is effective for the Company for annual and interim periods beginning on July 1, 2023. The Company adopted ASU 2016-13 in the first quarter of fiscal 2024. The adoption of the ASU 2016-13 resulted in an increase in the allowance for credit losses as a result of changing from an incurred loss model, which encompasses allowances for current known and inherent losses within the portfolio, to an expected loss model, which encompasses allowances for losses expected to be incurred over the life of the portfolio. Upon adoption on July 1, 2023, the Company recorded an increase in the allowance for credit losses of $359,000 and decrease to retained earnings of $189,000. Subsequent to the adoption of ASU 2016-13, acquired loans are segregated between those purchased with credit deterioration ("PCD") and those that are not ("non-PCD"). Loans considered PCD include those individual loans (or groups of loans with similar risk characteristics) that as of the date of acquisition are assessed as having experienced a more-than-insignificant deterioration in credit quality since origination. The assessment of what is more-than-insignificant credit deterioration since origination considers information including, but not limited to, financial assets that are delinquent, on nonaccrual and/or otherwise adversely risk rated as of the acquisition date, those that have been downgraded since origination, and those for which, after origination, credit spreads have widened beyond the threshold specified in policy. The Company bifurcates the fair value discount between the credit and noncredit components and records an allowance for credit losses for PCD loans by adding the credit portion of the fair value discount to the initial amortized cost basis and increasing the allowance for credit losses at the date of acquisition. Any noncredit discount or premium resulting from acquiring loans with credit deterioration is allocated to each individual asset. All non-PCD loans acquired are recorded at the estimated fair value of the loan at acquisition, with the estimated allowance for credit loss recorded as a provision for credit losses through earnings in the period in which the acquisition has occurred. The noncredit discount or premium for PCD loans and full discount for non-PCD loans will be accreted to interest income using the interest method based on the effective interest rate at the acquisition date. Under the transition provisions of ASU 2016-13, the Company classified all purchased credit impaired loans ("PCI") previously accounted for under Financial Accounting Standard Subtopic 310-30 to be classified as PCD, without reassessing whether the financial assets meet the criteria of PCD as of the date of adoption. The application of these provisions resulted in an adjustment to the amortized cost basis of the financial asset to reflect the addition of the allowance for credit losses at the date of adoption. The Company elected not to maintain pools of loans accounted for under Subtopic 310-30 at adoption. The Company was also not required to reassess whether modifications to individual acquired financial assets accounted for in pools were troubled debt restructurings as of the date of adoption. The noncredit discount, after the adjustment for the allowance for credit losses, is accreted to interest income using the interest method based on the effective interest rate determined at the adoption date.

Note 1. Summary of Significant Accounting Policies (Continued)

Accounting Standards Update 2022-02 ("ASU 2022-02"), "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." In March 2022, the FASB issued ASU 2022-02 which eliminates the TDR recognition and measurement guidance and instead requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. ASU 2022-02 also enhances existing disclosure requirements and introduces new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For public business entities, these amendments require that an entity disclose current period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for public business entities in accordance with paragraph 326-20-50-6, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. ASU 2022-02 is effective for the Company for annual and interim periods beginning on July 1, 2023. The adoption of ASU 2022-02 did not have a significant impact on the Company's consolidated financial statements other than the required disclosures. The Company adopted ASU 2016-13 using the weighted average maturity method (WARM) for all financial assets measured at amortized cost, net of investments in leases and off balance sheet credit exposures. Results for reporting periods beginning after July 1, 2023 are presented under ASU 2016-13, while prior period results are reported in accordance with the previously applicable incurred loss methodology.

Note 2. Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2024			
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
FHLMC Mortgage-Backed Certificates	$ 6,681	$ 1	$ 732	$ 5,950
FNMA Mortgage-Backed Certificates	17,227	-	1,753	15,474
GNMA Mortgage-Backed Certificates	4,074	-	827	3,247
Total Debt Securities	27,982	1	3,312	24,671
US Treasury Securities	2,000	-	-	2,000
Municipal Bonds	365	1	-	366
Total Securities Available-for-Sale	$30,347	$ 2	$ 3,312	$27,037
Securities Held-to-Maturity				
Debt Securities				
GNMA Mortgage-Backed Certificates	$27,604	$ -	$ 5,572	$22,032
FHLMC Mortgage-Backed Certificates	37,807	-	7,146	30,661
FNMA Mortgage-Backed Certificates	606	-	69	537
Total Debt Securities	66,017	-	12,787	53,230
Municipals	1,285	-	65	1,220
Total Securities Held-to-Maturity	$67,302	$ -	$12,852	$54,450

Note 2. Securities (Continued)

The amortized cost and fair value of securities by contractual maturity at June 30, 2024, follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Debt Securities				
Within One Year or Less	$ -	$ -	$ -	$ -
One through Five Years	4	4	-	-
After Five through Ten Years	2,237	2,148	525	495
Over Ten Years	25,741	22,519	65,492	52,735
	27,982	24,671	66,017	53,230
US Treasury Securities				
Within One Year or Less	2,000	2,000	-	-
	2,000	2,000	-	-
Municipals				
One through Five Years	365	366	213	205
Over Ten Years	-	-	1,072	1,015
	365	366	1,285	1,220
Total	$30,347	$27,037	$67,302	$54,450

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2023			
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
FHLMC Mortgage-Backed Certificates	$12,167	$ 1	$ 1,012	$11,156
FNMA Mortgage-Backed Certificates	15,318	-	1,604	13,714
GNMA Mortgage-Backed Certificates	4,578	-	814	3,764
Total Debt Securities	32,063	1	3,430	28,634
US Treasury Securities	9,779	68	6	9,841
Municipal Bonds	1,068	11	3	1,076
Total Securities Available-for-Sale	$42,910	$ 80	$ 3,439	$39,551
Securities Held-to-Maturity				
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 623	$ -	$ 63	$ 560
FHLMC Mortgage-Backed Certificates	29,921	-	5,781	24,140
FNMA Mortgage-Backed Certificates	41,024	-	7,277	33,747
Total Debt Securities	71,568	-	13,121	58,447
Municipals	1,311	-	80	1,231
Total Securities Held-to-Maturity	$72,879	$ -	$13,201	$59,678

Note 2. Securities (Continued)

The amortized cost and fair value of securities by contractual maturity at June 30, 2023, follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Debt Securities				
Within One Year or Less	$ -	$ -	$ -	$ -
One through Five Years	1	1	-	-
After Five through Ten Years	1,861	1,771	-	-
Over Ten Years	30,201	26,862	71,568	58,447
	32,063	28,634	71,568	58,447
US Treasury Securities				
Within One Year or Less	7,780	7,847	-	-
One through Five Years	1,999	1,994	-	-
	9,779	9,841	-	-
Municipals				
Within One Year or Less	-	-	221	210
Over Ten Years	1,068	1,076	1,090	1,021
	1,068	1,076	1,311	1,231
Total	$42,910	$39,551	$72,879	$59,678

Information pertaining to securities with gross unrealized losses at June 30, 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	June 30, 2024			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Available-for-Sale				
Mortgage-Backed Securities	$ -	$ -	$3,312	$24,332
Total Securities Available-for-Sale	$ -	$ -	$3,312	$24,332

	June 30, 2024			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Held-to-Maturity				
Mortgage-Backed Securities	$ -	$ -	$12,787	$53,230
Municipals	-	-	65	1,220
Total Securities Held-to-Maturity	$ -	$ -	$ 12,852	$54,450

Note 2. Securities (Continued)

Information pertaining to securities with gross unrealized losses at June 30, 2023, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	June 30, 2023			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Available-for-Sale				
Mortgage-Backed Securities	$ 618	$ 9,109	$2,811	$18,892
Municipals	3	561	-	-
US Treasury Securities	8	2,186	-	-
Total Securities Available-for-Sale	$ 629	$11,856	$2,811	$18,892

	June 30, 2023			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Held-to-Maturity				
Mortgage-Backed Securities	$ 215	$1,859	$12,907	$56,587
Municipals	-	-	80	1,231
Total Securities Held-to-Maturity	$ 215	$1,859	$12,987	$57,818

At June 30, 2024, the Company's security portfolio consisted of 78 securities, 59 of which were in an unrealized loss position. At June 30, 2023, the Company's security portfolio consisted of 82 securities, 71 of which were in an unrealized loss position. The unrealized losses on the Company's investment in mortgage-backed securities at June 30, 2024 and 2023 were caused by interest rate changes. The contractual cash flows of these investments are guaranteed by agencies of the U.S. government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2024.

At June 30, 2024 and 2023, securities with a carrying value of $1.4 million and $10.7 million, respectively, were pledged to secure public deposits, and securities and mortgage loans with a carrying value of $231.2 million and $212.2 million, respectively, were pledged to secure FHLB advances

Note 3. Loans Receivable

Loans receivable at June 30, 2024 and 2023, are summarized as follows:

	2024	2023
	(In Thousands)	
Loans Secured by Mortgages on Real Estate		
One-to-Four Family Residential	$178,347	$179,579
Commercial	143,460	148,441
Multi-Family Residential	37,092	28,849
Land	30,737	26,841
Construction	15,704	28,035
Equity and Second Mortgage	2,634	2,450
Equity Lines of Credit	17,046	23,817
Total Mortgage Loans	425,020	438,012
Commercial Loans	49,256	55,364
Consumer Loans		
Loans on Savings Accounts	393	372
Other Consumer Loans	855	1,082
Total Consumer Other Loans	1,248	1,454
Total Loans	475,524	494,830
Less: Allowance for Credit Losses	(4,574)	(5,173)
Unamortized Loan Fees	(98)	(164)
Net Loans Receivable	$470,852	$489,493

Credit Quality Indicators

The Company segregates loans into risk categories based on the pertinent information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans according to credit risk. Loans classified as substandard or identified as special mention are reviewed quarterly by management to evaluate the level of deterioration, improvement, and impairment, if any, as well as assign the appropriate risk category.

Loans excluded from the scope of the quarterly review process above are generally identified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification and the need to allocate reserves or charge-off.

The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass are well protected by the current net worth or paying capacity of the obligor or by the fair value, less cost to acquire and sell the underlying collateral in a timely manner.

Pass Watch – Loans are considered marginal, meaning some weakness has been identified which could cause future impairment of repayment. However, these relationships are currently protected from any apparent loss by collateral.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

Special Mention - Loans identified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss - This classification includes those loans which are considered uncollectible and of such little value that their continuance as loans is not warranted. Even though partial recovery may be possible in the future, it is not practical or desirable to defer writing off these basically worthless loans. Accordingly, these loans are charged-off before period end.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The following table summarizes designated internal risk categories by portfolio segment and loan class, by origination year, as of June 30, 2024:

	Term Loans Amortized Cost by Origination Year						Revolving	
As of June 30, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Lines**	**Total**
				(In Thousands)				
One-to-four family residential								
Risk rating								
Pass	$ 9,120	$48,035	$43,055	$36,495	$21,911	$17,047	$ -	$175,663
Special mention	-	385	-	363	-	450	-	1,198
Substandard	-	1,224	123	-	-	139	-	1,486
Total one-to-four family residential	$ 9,120	$49,644	$43,178	$36,858	$21,911	$17,636	$ -	$178,347
Current period gross charge-offs	$ -	$ -	$ 483	$ -	$ 463	$ -	$ -	$ 946
Commercial								
Risk rating								
Pass	$10,011	$28,924	$38,897	$43,251	$20,118	$ 1,825	$ -	$143,026
Special mention	-	324	110	-	-	-	-	434
Substandard	-	-	-	-	-	-	-	-
Total commercial	$10,011	$29,248	$39,007	$43,251	$20,118	$ 1,825	$ -	$143,460
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential								
Risk rating								
Pass	$ 3,300	$ 3,265	$10,232	$ 2,216	$ 6,972	$11,107	$ -	$ 37,092
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total multi-family residential	$ 3,300	$ 3,265	$10,232	$ 2,216	$ 6,972	$11,107	$ -	$ 37,092
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Land								
Risk rating								
Pass	$ 8,615	$ 7,493	$ 7,054	$ 6,175	$ 1,010	$ 317	$ -	$ 30,664
Special mention	-	73	-	-	-	-	-	73
Substandard	-	-	-	-	-	-	-	-
Total land	$ 8,615	$ 7,566	$ 7,054	$ 6,175	$ 1,010	$ 317	$ -	$ 30,737
Current period gross charge-offs	$ -	$ -	$ 7	$ -	$ -	$ -	$ -	$ 7
Construction								
Risk rating								
Pass	$ 3,758	$ 9,801	$ 2,145	$ -	$ -	$ -	$ -	$ 15,704
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total construction	$ 3,758	$ 9,801	$ 2,145	$ -	$ -	$ -	$ -	$ 15,704
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Equity loans and lines of credit								
Risk rating								
Pass	$ 436	$ 1,017	$ 550	$ 106	$ 379	$ 89	$16,821	$ 19,398
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	7	50	-	225	282
Total home equity and lines of credit	$ 436	$ 1,017	$ 550	$ 113	$ 429	$ 89	$17,046	$ 19,680
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

As of June 30, 2024	Term Loans Amortized Cost by Origination Year						Revolving	
	2024	2023	2022	2021	2020	Prior	Lines	Total
				(In Thousands)				
Commercial loans								
Risk rating								
Pass	$ 8,840	$19,521	$ 8,507	$ 5,864	$ 4,345	$ 1,891	$ -	$ 48,968
Special mention	-	109	33	-	-	-	-	142
Substandard	-	78	32	36	-	-	-	146
Total commercial loans	$ 8,840	$19,708	$ 8,572	$ 5,900	$ 4,345	$ 1,891	$ -	$ 49,256
Current period gross charge-offs	$ -	$ 1	$ 40	$ -	$ -	$ -	$ -	$ 41
Consumer loans								
Risk rating								
Pass	$ 237	$ 518	$ 222	$ 17	$ 216	$ 22	$ -	$ 1,232
Special mention	-	-	-	-	-	-	-	-
Substandard	-	16	-	-	-	-	-	16
Total consumer loans	$ 237	$ 534	$ 222	$ 17	$ 216	$ 22	$ -	$ 1,248
Current period gross charge-offs	$ -	$ 6	$ 3	$ 3	$ -	$ 5	$ -	$ 17
Total								
Pass	$44,317	$118,574	$110,662	$94,124	$54,951	$32,298	$16,821	$471,747
Special mention	-	891	143	363	-	450	-	1,847
Substandard	-	1,318	155	43	50	139	225	1,930
Total	$44,317	$120,783	$110,960	$94,530	$55,001	$32,887	$17,046	$475,524
Current period gross charge-offs	$ -	$ 7	$ 533	$ 3	$ 463	$ 5	$ -	$ 1,011

The information presented in the table above is not required for periods prior to the adoption of ASU 2016-13. The following table presents the most comparable required information for the prior period, internal credit risk ratings for the indicated loan class segments as of June 30, 2023:

June 30, 2023	Pass and Pass Watch	Special Mention	Substandard	Total
Real Estate Loans:				
One-to-Four Family Residential	$176,536	$ 810	$ 2,233	$ 179,579
Commercial	146,787	-	1,654	148,441
Multi-Family Residential	28,849	-	-	28,849
Land	26,841	-	-	26,841
Construction	28,035	-	-	28,035
Equity and Second Mortgage	2,381	-	69	2,450
Equity Lines of Credit	23,817	-	-	23,817
Commercial Loans	53,025	2,339	-	55,364
Consumer Loans	1,432	1	21	1,454
Total	$487,703	$ 3,150	$ 3,977	$494,830

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when contractually due. Loans that experience insignificant payment delays or payment shortfalls are generally not classified as impaired. On a case-by-case basis, management determines the significance of payment delays and payment shortfalls, taking into consideration all of the circumstances related to the loan, including: the length of the payment delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The following tables present an aging analysis of past due loans, segregated by class of loans, as of June 30, 2024 and 2023:

June 30, 2024	30-59 Days Past Due	60-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
				(In Thousands)			
Real Estate Loans:							
One-to-Four Family Residential	$ 599	$ 720	$ 1,189	$ 2,508	$175,839	$178,347	$ 116
Commercial	-	-	-	-	143,460	143,460	-
Multi-Family Residential	-	-	-	-	37,092	37,092	-
Land	-	-	-	-	30,737	30,737	-
Construction	-	-	-	-	15,704	15,704	-
Equity and Second Mortgage	-	-	15	15	2,619	2,634	-
Equity Lines of Credit	57	-	225	282	16,764	17,046	-
Commercial Loans	-	-	90	90	49,166	49,256	-
Consumer Loans	5	-	-	5	1,243	1,248	-
Total	$ 661	$ 720	$ 1,519	$ 2,900	$472,624	$475,524	$ 116

June 30, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
				(In Thousands)			
Real Estate Loans:							
One-to-Four Family Residential	$ 177	$ 750	$ 1,174	$ 2,101	$177,478	$179,579	$ -
Commercial	-	-	-	-	148,441	148,441	-
Multi-Family Residential	-	-	-	-	28,849	28,849	-
Land	36	-	-	36	26,805	26,841	-
Construction	-	-	-	-	28,035	28,035	-
Equity and Second Mortgage	54	-	-	54	2,396	2,450	-
Equity Lines of Credit	-	-	-	-	23,817	23,817	-
Commercial Loans	63	-	-	63	55,301	55,364	-
Consumer Loans	-	-	-	-	1,454	1,454	-
Total	$ 330	$ 750	$ 1,174	$ 2,254	$492,576	$494,830	$ -

There was no interest income recognized on non-accrual loans during the years ended June 30, 2024 or June 30, 2023. If the non-accrual loans had been accruing interest at their original contracted rates, gross interest income that would have been recorded for the years ended June 30, 2024 or June 30, 2023 was approximately $96,000 and $182,000, respectively.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The change in the allowance for credit losses by loan portfolio class and recorded investment in loans for the year ended June 30, 2024 and 2023 was as follows:

	Real Estate Loans								
June 30, 2024	1-4 Family Residential	Commercial	Multi-Family	Land	Construction	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
					(In Thousands)				
Allowance for credit losses:									
Beginning Balances	$1,900	$1,673	$ 228	$ 274	$ 254	$ 251	$ 588	$ 5	$5,173
Impact of ASU 2016-13	688	(119)	(139)	(85)	(44)	30	24	4	359
Charge-Offs	(946)	-	-	(7)	-	-	(41)	(17)	(1,011)
Recoveries	4	-	-	1	-	7	-	1	13
Current Provision	700	(466)	41	(8)	(107)	(123)	(23)	26	40
Ending Balances	$2,346	$1,088	$ 130	$ 175	$ 103	$ 165	$ 548	$ 19	$4,574

	Real Estate Loans								
June 30, 2023	1-4 Family Residential	Commercial	Multi-Family	Land	Construction	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
					(In Thousands)				
Allowance for loan losses:									
Beginning Balances	$ 1,367	$ 1,295	$ 357	$305	$ 282	$ 197	$ 646	$ 2	$ 4,451
Charge-Offs	(41)	-	-	-	-	(26)	(170)	-	(237)
Recoveries	4	-	-	-	-	5	82	-	91
Current Provision	570	378	(129)	(31)	(28)	75	30	3	868
Ending Balances	$ 1,900	$ 1,673	$ 228	$274	$ 254	$ 251	$ 588	$ 5	$ 5,173
Evaluated for Impairment:									
Individually	495	100	-	-	-	4	29	-	628
Collectively	1,405	1,573	228	274	254	247	559	5	4,545
Loans Receivable:									
Ending Balances – Total	$179,579	$148,441	$28,849	$26,841	$28,035	$26,267	$55,364	$1,454	$494,830
Ending Balances:									
Evaluated for Impairment:									
Individually	3,043	1,654	-	-	-	69	2,339	22	7,127
Collectively	$176,536	$146,787	$28,849	$26,841	$28,035	$26,198	$53,025	$1,432	$487,703

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The Company held loans that were individually evaluated for credit losses at June 30, 2024 and June 30, 2023 for which the repayment, on the basis of our assessment at the reporting date, is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. The ACL for these collateral-dependent loans is primarily based on the fair value of the underlying collateral at the reporting date. The following describes the types of collateral that secure collateral dependent loans:

- One-to four-family first mortgages are primarily secured by first liens on residential real estate.
- Commercial real estate loans are primarily secured by office and industrial buildings, warehouses, retail shopping facilities and various special purpose properties, including self-storage facilities, hotels and restaurants.
- Multi-family loans are primarily secured by residential property that include five or more housing units.
- Construction and land loans are primarily secured by residential and commercial properties, which are under construction and/or redevelopment, and by raw land.
- Home equity loans and lines are primarily secured by first and junior liens on residential real estate.
- Commercial and industrial loans considered collateral dependent are primarily secured by accounts receivable, inventory and equipment.
- Consumer loans considered collateral dependent are primarily secured by titled vehicles.

The following tables present loans individually evaluated for impairment, segregated by class of loans, as of June 30, 2024 and impaired loans at June 30, 2023:

June 30, 2024	Loan Balance	Specific Allocations
	(In Thousands)	
Real Estate Loans:		
One-to-Four Family Residential	$2,693	$77
Commercial	122	5
Land	145	5
Home Equity Loans and Lines of Credit	283	3
Commercial Loans	74	2
Consumer Loans	72	4
Total	$3,389	$96

June 30, 2023	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
			(In Thousands)			
Real Estate Loans:						
One-to-Four Family Residential	$2,559	$156	$2,403	$2,559	$495	$3,644
Commercial	1,617	-	1,617	1,617	100	1,675
Equity and Second Mortgage	-	-	-	-	-	63
Commercial Loans	2,197	37	2,160	2,197	29	2,659
Consumer Loans	-	-	-	-	-	23
Purchased Credit Impaired	754	685	69	754	4	754
Total	$7,127	$878	$6,249	$7,127	$628	$8,818

Note 3. Loans Receivable (Continued)

The Bank has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status. As of June 30, 2024, there were no residential loans in the process of foreclosure.

Prior to the adoption of ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, the Company had granted a variety of concessions to borrowers in the form of loan modifications that were considered TDRs. At June 30, 2023, the Company had one loan totaling $10,000 that was identified as a troubled debt restructuring. This loan was performing in accordance with its modified terms as of June 30, 2023.

Note 4. Accrued Interest Receivable

Accrued interest receivable at June 30, 2024 and 2023 consisted of the following:

	2024	2023
	(In Thousands)	
Accrued Interest on:		
Mortgage Loans	$ 366	$ 487
Other Loans	1,224	1,086
Investments	2	3
U.S. Treasury Notes	7	27
Municipals	36	33
Mortgage-Backed Securities	140	154
Total	$1,775	$1,790

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2024	2023
	(In Thousands)	
Land	$ 4,720	$ 4,720
Buildings	15,066	15,014
Equipment	3,153	3,049
Construction in Progress	2,726	196
Leasehold Improvements	230	294
	25,895	23,273
Accumulated Depreciation	(7,592)	(6,712)
Total	$ 18,303	$16,561

Depreciation expense charged against operations for the years ended June 30, 2024 and 2023 was $944,000 and $869,000, respectively.

Note 6. Deposits

Deposits at June 30, 2024 and 2023 are summarized as follows:

	Weighted Average Rate at 6/30/2024	Weighted Average Rate at 6/30/2023	2024 Amount	2024 Percent	2023 Amount	2023 Percent
			(Dollars in Thousands)			
Non-Interest Bearing	0.00%	0.00%	$130,334	22.71%	$145,553	24.36%
NOW Accounts	0.66%	0.36%	66,613	11.60%	65,335	10.94%
Money Market	2.57%	2.16%	85,525	14.90%	114,195	19.12%
Passbook Savings	1.35%	0.36%	76,643	13.35%	81,895	13.71%
			359,115	62.56%	406,978	68.13%
Certificates of Deposit	4.37%	3.47%	214,892	37.44%	190,383	31.87%
Total Deposits			$574,007	100.00%	$597,361	100.00%

The composition of certificates of deposit accounts by interest rate is as follows:

	2024 Amount	2024 Percent	2023 Amount	2023 Percent
	(Dollars in Thousands)			
0.00% to 0.99%	$ 13,964	6.50%	$ 19,248	10.11%
1.00% to 1.99%	1,323	0.62%	11,630	6.11%
2.00% to 2.99%	698	0.33%	14,647	7.69%
3.00% to 3.99%	2,137	0.99%	50,365	26.46%
4.00% to 4.99%	146,242	68.05%	93,037	48.87%
5.00% to 5.99%	50,528	23.51%	1,456	0.76%
Total Deposits	$214,892	100.00%	$190,383	100.00%

Maturities of certificates of deposit accounts at June 30, 2024 are scheduled as follows:

Year Ending June 30,	Amount	Percent	Weighted Average Rate
	(Dollars in Thousands)		
2025	$185,617	86.38%	4.46%
2026	25,553	11.89%	4.11%
2027	1,708	0.80%	0.80%
2028	910	0.42%	1.29%
2029	1,104	0.51%	1.22%
Total	$214,892	100.00%	4.36%

Interest expense on deposits for the years ended June 30, 2024 and 2023 was as follows:

	2024	2023
	(In Thousands)	
NOW and Money Market	$ 2,651	$1,242
Passbook Savings	479	312
Certificates of Deposit	8,868	2,952
Total	$11,998	$4,506

Note 6. Deposits (Continued)

The aggregate amount of time deposits in denominations of $250,000 or more at June 30, 2024 and 2023 was $64.2 million and $59.1million, respectively**.** At June 30, 2024 and 2023, the Bank had brokered certificates of deposit totaling zero and $3.0 million, respectively.

Note 7. Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized amounted to $180,000 and $79,000 for fiscal years 2024 and 2023, respectively.

Advances at June 30, 2024 and 2023 consisted of the following:

	Advance Total	
Contract Rate	2024	2023
	(In Thousands)	
0.00% to 0.99%	$ -	$ -
1.00% to 1.99%	-	-
2.00% to 2.99%	-	-
3.00% to 3.99%	-	-
4.00% to 4.99%	-	-
Total	$ -	$ -

Note 8. Other Borrowings

At June 30, 2024, the Company had an $11.0 million line of credit agreement with First National Bankers Bank with the line maturing August 29, 2024. The line is secured by shares of the subsidiary Bank's common stock and bears interest at a rate of 8.50%, which is subject to change when adjustments are made to Wall Street Journal Prime. At June 30, 2024, the line had an outstanding balance of $7.0 million. Interest expense amounted to $731,000 and $494,000 for the years ended June 30, 2024 and 2023, respectively.

Note 9. Commitments

Lease Commitments
The Bank leases property for two branch facilities.

Future minimum rental payments resulting from the non-cancelable term of these leases are as follows *(in thousands)*:

Year Ending June 30,	Amount
2025	$ 31
2026	31
2027	31
2028	31
2029	34
Thereafter	1,296
Total	$1,454
Less Imputed Interest	(593)
Present Value of Lease Liabilities	861

Total rent expense paid under the terms of these leases for the years ended June 30, 2024 and 2023 amounted to $60,000 and $53,000, respectively.

Note 9. Commitments (Continued)

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019, was used.

	June 30, 2024	June 30, 2023
Weighted-average remaining lease term		
Operating lease	34.4 years	35.4 years
Weighted-average discount rate		
Operating leases	3.00%	3.00%

The following table represents the consolidated statements of condition classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less) on the consolidated statements of condition.

(In Thousands)		June 30, 2024	June 30, 2023
Lease Right-of-Use Assets	**Classification**		
Operating lease right-of-use assets	Other Assets	$ 818	$ 829
Total Lease Right-of-Use Assets		$ 818	$ 829
Lease Liabilities			
Operating lease liabilities	Other Accrued Expenses and Liabilities	$ 861	$ 866
Total Lease Liabilities		$ 861	$ 866

Contractual Commitment

The Bank has an agreement with a third-party to provide on-line data processing services. The agreement, which expires May 31, 2027, contains minimum monthly service charges of $61,767. At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least six months prior to the end of the present term.

The future minimum commitments for the on-line processing services are as follows *(in thousands)*:

Year Ending June 30,	Amount
	(In Thousands)
2025	$ 741
2026	741
2027	679
Total	$2,161

Note 9. Commitments (Continued)

Employment Contracts
The Company and the Bank have employment contracts with a certain key employee. These contracts provide for compensation and termination benefits. The future minimum commitments for the employment contracts are as follows *(in thousands)*:

Year Ending June 30,	Amount
	(In Thousands)
2025	$194
2026	194
2027	194
Total	$582

Letters of Credit
At June 30, 2024, the Company had secured letters of credit in the aggregate amount of $44.8 million outstanding with the Federal Home Loan Bank, and $44.8 million expiring within one year. These letters of credit were issued to secure public body deposits. There were no outstanding borrowings associated with these letters of credit at June 30, 2024.

Note 10. Income Taxes

The Company and its subsidiary file consolidated federal income tax returns. The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income. Income tax expense for the years ended June 30, 2024 and 2023 is summarized as follows:

	2024	2023
	(In Thousands)	
Current	$354	$1,240
Deferred	122	(174)
Total	$476	$1,066

The effective federal income tax rate for the years ended June 30, 2024 and 2023 was 11.7% and 15.75%, respectively. Reconciliations of income tax expense at the statutory rate to the Company's effective rates are as follows:

	2024	2023
	(In Thousands)	
Computed at Expected Statutory Rate	$854	$1,422
Non-Taxable Income	(43)	(35)
Merger Expenses	-	107
Equity Compensation	6	(336)
Other	(341)	(92)
Provision for Income Tax Expense	$476	$1,066

Note 10. Income Taxes (Continued)

At June 30, 2024 and 2023, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes, deferred stock option compensation, and supplemental employee retirement benefits. The deferred tax expense or benefit related to securities available-for-sale has no effect on the Company's income tax provision since it is charged or credited to the Company's other comprehensive income or loss equity component.

The net deferred income tax asset and liability consisted of the following components at June 30, 2024 and 2023:

	2024	2023
	(In Thousands)	
Deferred Tax Assets		
Stock Option and SERP Compensation	343	195
Market Value Adjustment to Available-for-Sale Securities	695	721
Tax over Book Accumulated Depreciation	(464)	(767)
Loans Receivable – Bad Debt Loss Allowance	961	1,086
Other Asset	-	89
ROU Asset	(171)	(174)
Total Deferred Tax Assets	$1,364	$1,150
Deferred Tax Liabilities		
Purchase Accounting	(107)	(19)
Lease Liability	181	182
Other Liability	(257)	-
Total Deferred Tax Liabilities	(183)	163
Net Deferred Tax Asset	$1,181	$1,313

Included in retained earnings at June 30, 2024 and 2023 is approximately $3.3 million for which no deferred Federal income tax liability has been recorded. This amount consists of the total amount of bad debt reserves deducted for income tax reporting purposes prior to January 1, 1988. Under current tax law, these pre-1988 bad debt reserves are subject to recapture into taxable income if the Bank were to (a) make certain "non-dividend distributions," which include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation or (b) cease to maintain a bank or thrift charter. The unrecorded deferred tax liability was approximately $693,000 at June 30, 2024 and 2023.

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the consolidated financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Note 11. Employee Benefit Plans

Effective November 15, 2004, the Bank adopted the Home Federal Bank Employees' Savings and Profit Sharing Plan and Trust. This plan complies with the requirements of Section 401(k) of the Internal Revenue Code. Those eligible for this defined contribution plan must have completed twelve months of full time service and attained age 21. For calendar 2024, participating employees may make elective salary reduction contributions of up to $23,000 of their eligible compensation. The Bank will contribute a basic "safe harbor" contribution of 3% of participant plan salary and will match 100% of the first 6% of plan salary elective deferrals. The Bank is also permitted to make discretionary contributions to be allocated to participant accounts. Pension costs, including administrative fees, attributable to the Bank's 401(k) safe harbor plan for the years ended June 30, 2024 and 2023 were $224,000 and $291,000, respectively.

During fiscal year 2011, the Company established a Survivor Benefit Plan for the benefit of selected executives. The purpose of the plan is to provide benefits to designated beneficiaries, if a participant dies while employed by the Company. The plan is considered an unfunded plan for tax and ERISA purposes, and all obligations arising under the plan are payable from the general assets of the Company. At June 30, 2024 and 2023, there were no obligations requiring accrual for this plan.

The Bank adopted a Supplemental Executive Retirement Agreement on December 13, 2017 for the benefit of Mr. James R. Barlow as President and Chief Executive Officer of the Company and the Bank effective as of January 1, 2018 (Effective Date). Under the terms of the agreement, after the target retirement date of December 31, 2033, Mr. Barlow will receive annual retirement benefits of $120,000, payable in equal annual installments over ten years. In the event of a separation from service prior to December 31, 2033, other than as a result of death and without cause, Mr. Barlow would receive his accrued benefits through such date payable in a lump sum. If Mr. Barlow has a separation from service either concurrently with or within two years following a change in control, he will be credited with five additional years of service following the date of his separation from service for purposes of calculating his accrued amount. In the event of death while in active service, his designated beneficiaries would receive a lump sum payment of the full retirement benefit. In the event of death after retirement, but before all payments have been made, any remaining benefits will be paid to the designated beneficiaries until all the annual installments have been paid. The retirement benefits are vesting ratably at 6.25% per year for sixteen years beginning with the calendar year ending December 31, 2018.

For the years ended June 30, 2024 and 2023, the Company recorded compensation expense totaling $45,954 and $44,358, respectively, to accrue the benefits required by the Supplemental Executive Retirement Agreement.

Note 12. Employee Stock Ownership Plan

During fiscal 2009, the Company instituted an employee stock ownership plan. The Home Federal Bank Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Bank to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in our initial public offering completed on January 18, 2005, excluding shares issued to Home Federal Mutual Holding Company of Louisiana. This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.1 million. The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

As part of our second step conversion completed on December 22, 2010, the ESOP purchased six percent of the shares sold in the offering. This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.2 million. The corresponding note is being repaid in 80 quarterly debt service payments of $20,000 on the last business day of each quarter, beginning March 31, 2011, at the rate of 3.2%.

Note 12. Employee Stock Ownership Plan (Continued)

The loans are secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. The notes payable and the corresponding notes receivable have been eliminated in consolidation.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors. Cash dividends on the Company's unallocated stock shall be used to either repay the loan or be distributed to the participants in the ESOP. If dividends are used to repay the loan, additional shares will be released from the suspense account and allocated to participants. Shares are released for allocation to ESOP participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the unearned ESOP shares account is reduced based on the original cost of the stock. The difference between the cost and the average market price of shares released for allocation is applied to additional paid-in capital. ESOP compensation expense for the years ended June 30, 2024 and 2023, was approximately $313,000 and $403,000, respectively.

The ESOP shares as of June 30, 2024 and 2023, were as follows:

	2024	2023
Allocated and Committed to be Released Shares, Beginning of Year	283,793	272,612
Shares Allocated and Committed to be Released During the Year	22,046	22,046
Shares Distributed During the Year	-	(15,934)
Shares Purchased During the Year	4,400	5,069
Unallocated and Unreleased Shares, as of Year End	81,053	103,099
Total ESOP Shares	391,292	386,892
Fair Value of Unreleased Shares *(In Thousands)*	$ 930	$1,448
Stock Price	$ 11.47	$14.04

Note 13. Stock-Based Compensation

Stock Incentive Plans

On November 12, 2014, the stockholders of the Company approved the adoption of the Company's 2014 Stock Incentive Plan (the 2014 Stock Incentive Plan) for the benefit of employees and non-employee directors as an incentive to contribute to the success of the Company and to reward employees for outstanding performance and the attainment of targeted goals. The 2014 Stock Incentive Plan covers a total of 300,000 shares (as adjusted), of which no more than 75,000 shares (as adjusted), or 25% of the plan, may be share awards. The balance of the plan is reserved for stock option awards which would total 225,000 (as adjusted) stock options assuming all the stock awards are issued. All incentive stock options granted under the 2014 Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code. On October 26, 2015, the Company granted a total of 69,000 (as adjusted) plan share awards and 207,000 (as adjusted) stock options to directors, officers, and other key employees vesting ratably over five years. On February 5, 2019, the Company granted a total of 6,000 (as adjusted) plan share awards and 27,000 (as adjusted) stock options (which includes 9,000 stock options forfeited from the October 26, 2015 grants) to key employees vesting ratably over five years. The 2014 Stock Incentive Plan cost is recognized over the five year vesting period. The 2014 Stock Incentive Plan terminated on August 13, 2024, however, the 140,600 outstanding options as of June 30, 2024 will remain in effect for the remainder of their original ten year term.

Note 13. Stock-Based Compensation (Continued)

On November 13, 2019, the stockholders of the Company approved the adoption of the Company's 2019 Stock Incentive Plan (the 2019 Stock Incentive Plan, together with the 2014 Stock Incentive Plan, the "Stock Incentive Plans") which provides for a total of 250,000 shares (as adjusted) reserved for future issuance as stock awards or stock options. No more than 62,500 (as adjusted) shares, or 25%, may be granted as stock awards. The balance of the plan is reserved for stock option awards. On November 11, 2020, the Company granted a total of 62,500 (as adjusted) plan stock awards and 187,500 (as adjusted) stock options to directors, officers and other key employees vesting ratably over five years. The Stock Incentive Plans costs are recognized over the five year vesting period. As of June 30, 2024, there are 1,600 plan share awards and 28,600 stock options available for future grants under the Stock Incentive Plans.

Incentive stock options and non-qualified stock options granted under the Stock Incentive Plans become vested and exercisable at a rate of 20% per year over five years commencing one year from the date of the grant with an additional 20% vesting on each successive anniversary of the date the option was granted. No vesting shall occur after an employee's employment or service as a director is terminated. In the event of death or disability of an employee or director or change in control of the Company, the unvested options shall become vested and exercisable. The Company recognizes compensation expense during the vesting period based on the fair value of the option on the date of the grant.

Stock Awards

Following is a summary of the status of the stock awards outstanding under the Stock Incentive Plans during the fiscal years ended June 30, 2024 and 2023 (split adjusted):

	Awarded Shares	
	2024	2023
Balance - Beginning of Year	37,900	51,600
Granted	-	-
Forfeited	-	(400)
Earned and Issued	(12,900)	(13,300)
Balance - End of Year	25,000	37,900

Compensation expense pertaining to the share awards under the Stock Incentive Plans was approximately $118,000 and $123,000 for the years ended June 30, 2024 and 2023, respectively.

Note 13. Stock-Based Compensation (Continued)

Stock Options

Following is a summary of the status of the options outstanding during the fiscal years ended June 30, 2024 and 2023 (split adjusted):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at June 30, 2023	364,916	$11.64	4.81	$874,321
Granted	4,000	13.69		
Exercised	(39,616)	9.46		
Forfeited	(9,600)	15.31		
Outstanding at June 30, 2024	319,700	$11.83	4.30	$115,197
Options Exercisable at June 30, 2024	242,834	$11.80	3.62	$(80,340)
Outstanding at June 30, 2022	396,322	$11.58	5.68	$3,201,824
Granted	8,000	19.64		
Exercised	(30,406)	10.79		
Forfeited	(9,000)	18.87		
Outstanding at June 30, 2023	364,916	$11.64	4.81	$874,321
Options Exercisable at June 30, 2023	250,616	$11.52	3.66	$631,933

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value.

	2014 Stock Incentive Plan	2019 Stock Incentive Plan	2014 Stock Incentive Plan
	January 31, 2024	November 11, 2020	February 5, 2019
Dividend Yield	3.65%	2.78%	1.79%
Expected Term	10 years	10 years	10 years
Risk-Free Interest Rate	3.99%	0.98%	2.71%
Expected Life	10 years	10 years	10 years
Expected Volatility (1)	36.58%	25.56%	16.17%

(1) Weekly volatility is annualized by multiplying by the square root of 52.

A summary of the status of the Company's nonvested options as of June 30, 2024 and changes during the year ended June 30, 2024 is as follows (split adjusted):

	Number of Shares	Weighted Average Exercise Price
Nonvested at June 30, 2023	114,300	$11.92
Vested	(40,634)	12.09
Granted	4,000	13.69
Forfeited	(1,600)	11.86
Nonvested at June 30, 2024	76,066	$11.92

For the years ended June 30, 2024 and 2023, compensation expense charged to operations for stock options granted under the Stock Incentive Plans was $69,000 and $95,000, respectively.

Note 14. Off-Balance Sheet Activities

Credit Related Financial Instruments
The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

No material gains or losses are anticipated as a result of these transactions.

At June 30, 2024 and 2023, the following financial instruments were outstanding:

	Contract Amount	
	2024	2023
	(In Thousands)	
Commitments to Extend Credit	$53,116	$87,732
Standby Letters of Credit	1,189	2,045
	$54,305	$89,777

Cash Deposits
The Company periodically maintains cash balances in financial institutions that are in excess of insured amounts. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. At June 30, 2024, we had $114.7 million in cash deposits over the insured limit of $250,000.

Regional Credit Concentration
A substantial portion of the Bank's lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas. Although concentrated within the region, the Bank has a diversified loan portfolio, which should preclude the Bank from being dependent upon the well-being of any particular economic sector to ensure collectability of any significant portion of its debtors' loan contracts.

Other Credit Concentrations
The Bank has purchased, with recourse from the seller, loans from third-party mortgage originators. These loans are serviced by these entities. At both June 30, 2024 and June 30, 2023, the balance of the loans outstanding being serviced by these entities was $10,000.

Interest Rate Floors and Caps
The Bank writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure. Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Bank. At June 30, 2024, the Bank's loan portfolio contained approximately $80.9 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.

Note 15. Related Party Events

In the ordinary course of business, the Bank makes loans to its directors and officers. These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and do not involve more than normal credit risk or present other unfavorable features.

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the years ended June 30, 2024 and 2023:

	2024	2023
	(In Thousands)	
Balance – Beginning of Year	$4,398	$4,213
Additions	1,124	795
Principal Payments	(1,222)	(610)
Balance – End of Year	$4,300	$4,398

Deposits from related parties held by the Bank at June 30, 2024 and 2023 amounted to $3.7 million and $4.0 million, respectively.

Note 16. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Bank is required to maintain minimum capital ratios under OCC regulatory guidelines in order to ensure capital adequacy. Management believes, as of June 30, 2024 and 2023, that the Bank met all OCC capital adequacy requirements to which it is subject.

As of June 30, 2024, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital ratios, which are different than those required to meet OCC capital adequacy requirements.

There are no conditions or events since that notification that management believes may have changed the Bank's category. The Bank was also classified as well capitalized at June 30, 2023.

Note 16. Regulatory Matters (Continued)

The Bank's actual and required capital amounts and ratios for OCC regulatory capital adequacy purposes are presented below as of June 30, 2024 and 2023:

		Actual		Required for Capital Adequacy Purposes	
		Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)			
June 30, 2024					
Common Equity Tier 1	(1)	57,738	13.29	19,546	4.50
Tier 1 Capital	(1)	57,738	13.29	26,061	6.00
Total Capital	(1)	62,312	14.35	34,748	8.00
Leverage	(2)	57,738	8.99	25,683	4.00
Tangible Capital	(2)	57,738	8.99	9,631	1.50
June 30, 2023					
Common Equity Tier 1	(1)	57,281	12.79	20,147	4.50
Tier 1 Capital	(1)	57,281	12.79	26,863	6.00
Total Capital	(1)	62,454	13.95	35,817	8.00
Leverage	(2)	57,281	8.69	26,378	4.00
Tangible Capital	(2)	57,281	8.69	9,891	1.50

(1) Amounts and Ratios to Total Risk-Weighted Assets
(2) Amounts and Ratios to Adjusted Average Total Consolidated Assets

The Bank's actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of June 30, 2024 and 2023:

		Actual		Required to be Well Capitalized	
		Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)			
June 30, 2024					
Common Equity Tier 1	(1)	57,738	13.29	28,233	6.50
Tier 1 Capital	(1)	57,738	13.29	34,748	8.00
Total Capital	(1)	62,312	14.35	43,435	10.00
Leverage	(2)	57,738	8.99	32,104	5.00
June 30, 2023					
Common Equity Tier 1	(1)	57,281	12.79	29,101	6.50
Tier 1 Capital	(1)	57,281	12.79	35,817	8.00
Total Capital	(1)	62,454	13.95	44,771	10.00
Leverage	(2)	57,281	8.69	32,972	5.00

(1) Amounts and Ratios to Total Risk-Weighted Assets
(2) Amounts and Ratios to Adjusted Average Total Consolidated Assets

Note 16. Regulatory Matters (Continued)

The actual and required capital amounts and ratios applicable to the Bank for the years ended June 30, 2024 and 2023 are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles to such amounts reported for regulatory purposes (Non-GAAP):

	Actual			Minimum for Capital Adequacy Purposes	
June 30, 2024	Ratio		Amount	Ratio	Amount
			(Dollars in Thousands)		
Total Equity			$ 59,025		
Investments in and Advances to Nonincludable Subsidiaries			(118)		
Unrealized Gains on Securities Available-for-Sale			2,615		
Goodwill			(2,670)		
Intangible Assets			(1,114)		
Common Equity Tier 1 Capital	13.29%	(1)	57,738	4.50%	$19,546
Tier 1 Capital	13.29%	(1)	57,738	6.00%	26,061
Leverage	8.99%	(2)	57,738	4.00%	25,683
Tangible Capital	8.99%	(2)	57,738	1.50%	9,631
Allowance for Credit Losses			4,574		
Total Capital	14.35%	(1)	62,312	8.00%	34,748
Risk-Weighted Assets			434,351		
Adjusted Average Total Consolidated Assets			642,073		

	Actual			Minimum for Capital Adequacy Purposes	
June 30, 2023	Ratio		Amount	Ratio	Amount
			(Dollars in Thousands)		
Total Equity			$ 58,802		
Investments in and Advances to Nonincludable Subsidiaries			(118)		
Unrealized Gains on Securities Available-for-Sale			2,654		
Goodwill			(2,670)		
Intangible Assets			(1,387)		
Common Equity Tier 1 Capital	12.79%	(1)	57,281	4.50%	$20,147
Tier 1 Capital	12.79%	(1)	57,281	6.00%	26,863
Leverage	8.69%	(2)	57,281	4.00%	26,378
Tangible Capital	8.69%	(2)	57,281	1.50%	9,891
Allowance for Credit Losses			5,173		
Total Capital	13.95%	(1)	62,454	8.00%	35,817
Risk-Weighted Assets			447,713		
Adjusted Average Total Consolidated Assets			659,400		

(1) Amounts and Ratios to Total Risk-Weighted Assets
(2) Amounts and Ratios to Adjusted Average Total Consolidated Assets

Note 17. Restrictions on Dividends

Banking regulations place certain restrictions on dividends paid by the Bank to the Company. The Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to the Company's shareholders, interest payments on the subordinated debt and other general corporate purposes. The Bank's ability to pay cash dividends directly or indirectly to the Company is governed by federal law, regulations and related guidance. These include the requirement that the Bank must receive approval to declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the Bank in any current year exceeds the total of the Bank's net income for the current year to date, combined with its retained net income for the previous two years. The term "retained net income" as defined by federal regulations means the Bank's net income for a specified period less the total amount of all dividends declared in that period.

The Bank may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines or if the bank regulators have notified the Bank that it is in need of more than normal supervision. Under the Federal Deposit Insurance Act, an insured depository institution such as the Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the Federal Deposit Insurance Act). Payment of dividends by the Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

For the years ended June 30, 2024 and 2023, the Bank paid a total of $4.5 million and $11.4 million, respectively, in cash dividends to the Company. At June 30, 2024, the Bank's retained net income for the calendar years ended December 31, 2023 and 2022 and six months ended June 30, 2024, less the dividends declared and paid during those periods, totaled $4.1 million.

Note 18. Fair Value Disclosures

The following disclosure is made in accordance with the requirements of ASC 825, *Financial Instruments*. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgment. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments.

ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

Note 18. Fair Value Disclosures (Continued)

Investment Securities
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted or non-marketable equity securities approximate their fair values. The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value. Fair values for other loans are estimated using the discounted value of expected future cash flows. Interest rates used are those being offered currently for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Other Real Estate Owned
Other real estate owned, which is obtained through the foreclosure process, is valued utilizing the appraised collateral value. Collateral values are estimated using level II inputs based on observable market data or Level III inputs based on customized discounting criteria.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts. Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Advances from Federal Home Loan Bank and Other Borrowings
The carrying amount of short-term borrowings approximates their fair value. The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates.

Note 18. Fair Value Disclosures (Continued)

At June 30, 2024 and 2023, the carrying amount and estimated fair values of the Company's financial instruments were as follows:

	2024		2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)			
Financial Assets				
Cash and Cash Equivalents	$ 34,948	$ 34,948	$ 24,765	$ 24,765
Debt Securities Available-for-Sale	27,037	27,037	39,551	39,551
Securities Held-to-Maturity	67,302	54,450	74,423	61,222
Other Securities	1,614	1,614	-	-
Loans Held-for-Sale	1,733	1,733	4	4
Loans Receivable, Net	470,852	437,845	489,493	444,117
Financial Liabilities				
Deposits	$574,007	$572,159	$597,361	$481,055
Other Borrowings	7,000	7,000	8,550	8,550
Off-Balance Sheet Items				
Mortgage Loan Commitments	$ 14,748	$ 14,748	$ 13,277	$ 13,277

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument's fair value. Accordingly, these estimates should not be considered an indication of the fair value of the Company taken as a whole.

The Company follows the guidance of ASC 820, *Fair Value Measurements*. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard was issued to establish a uniform definition of fair value. The definition of fair value under ASC 820 is market-based, as opposed to company-specific, and includes the following:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability, in either case, through an orderly transaction between market participants at a measurement date and establishes a framework for measuring fair value;

- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the company's creditworthiness when valuing liabilities; and

- Expands disclosures about instruments that are measured at fair value.

The standard establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy favors the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Note 18. Fair Value Disclosures (Continued)

- Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate.
- Level 2 - Fair value is based upon (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Fair value is based upon inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted, if information indicates that market participants would use different assumptions.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended June 30, 2023.

Fair values of assets and liabilities measured on a recurring basis at June 30, 2024 and 2023 are as follows:

	Fair Value Measurements			
June 30, 2024	(Level 1)	(Level 2)	(Level 3)	Total
		(In Thousands)		
Available-for-Sale				
Debt Securities				
FHLMC	$ -	$ 5,950	$ -	$ 5,950
FNMA	-	15,474	-	15,474
GNMA	-	3,247	-	3,247
US Treasury Notes	-	2,000	-	2,000
Municipal Bonds	-	366	-	366
Total	$ -	$27,037	$ -	$27,037

	Fair Value Measurements			
June 30, 2023	(Level 1)	(Level 2)	(Level 3)	Total
		(In Thousands)		
Available-for-Sale				
Debt Securities				
FHLMC	$ -	$11,156	$ -	$11,156
FNMA	-	13,714	-	13,714
GNMA	-	3,764	-	3,764
US Treasury Notes	-	9,841	-	9,841
Municipal Bonds	-	1,076	-	1,076
Total	$ -	$39,551	$ -	$39,551

Note 18. Fair Value Disclosures (Continued)

The Company did not record any liabilities at fair market value for which measurement of the fair value was made on a recurring basis at June 30, 2024 or 2023.

The following tables present the Company's assets and liabilities measured at fair value on a non-recurring basis at June 30, 2024 and 2023.

June 30, 2024	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)	Total
	(In Thousands)			
Assets:				
Impaired Loans, Net of Allowance	$ -	$ -	$1,970	$1,970
Other Real Estate Owned, Net of Allowance	$ -	$ -	$ 418	$ 418
Total	$ -	$ -	$2,388	$2,388

June 30, 2023	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)	Total
	(In Thousands)			
Assets:				
Impaired Loans, Net of Allowance	$ -	$ -	$ 701	$ 701
Other Real Estate Owned, Net of Allowance	$ -	$ -	$ 330	$ 330
Total	$ -	$ -	$1,031	$1,031

Note 19. Earnings Per Common Share

The following table presents the components of average outstanding common shares for the years ended June 30, 2024 and 2023.

	2024	**2023**
Average Common Shares Issued	3,137,181	3,136,906
Average Unearned ESOP Shares	(93,100)	(116,158)
Weighted Average Number of Common Shares Used in Basic EPS	3,044,081	3,020,748
Effect of Dilutive Securities Stock Options	38,479	132,137
Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	3,082,560	3,152,885

Earnings per share are computed using the weighted average number of shares outstanding as prescribed in GAAP. For the years ended June 30, 2024 and 2023, there were outstanding options to purchase 319,700 and 386,171 shares, respectively, at a weighted average share price of $11.83 per share for 2024 and $11.82 per share for 2023.

Note 20. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has determined there have been no subsequent events that have occurred after June 30, 2024, through the date of the financial statements, that would require disclosure.

Note 21. Revenue Recognition

In accordance with Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

All of the Company's revenue from contracts with customers in-scope of ASC 606 is recognized in noninterest income and included in our commercial and consumer banking segment. The following table presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended June 30, 2024 and 2023:

	At or For the Year Ended June 30,	
	2024	2023
	(In Thousands)	
Noninterest Income		
In-scope of Topic 606:		
Debit card interchange fees	$ 619	$ 599
ATM surcharge income	98	92
Service fees on deposit accounts	807	786
Loss on sale of real estate	(415)	-
Noninterest Income (in-scope of Topic 606)	1,109	1,477
Noninterest Income (out-of-scope of Topic 606)	475	622
Total Noninterest Income	$1,584	$2,099

Deposit Fees

The Bank earns fees from its deposit customers for account maintenance, transaction-based services and overdraft charges. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposits accounts are charged to deposit customers for specific services provided to the customer, such as wire fees, as well as charges against the account, such as fees for non-sufficient funds and overdrafts. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.

Note 21. Revenue Recognition (Continued)

Debit Interchange Income

Debit and ATM interchange income represent fees earned when a debit card issued by the Bank is used. The Bank earns interchange fees from debit cardholder transactions through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied and the fees are earned when the cost of the transaction is charged to the cardholders' debit card.

Note 22. Acquisition Activity

On February 1, 2023, the Company completed the acquisition of *Northwest Bancshares Corporation ("NWB")*, the former holding company of *First National Bank of Benton ("FNBB")*. Shareholders of NWB received $128.16 in cash for each share of NWB common stock they held yielding an aggregate purchase price of $10.2 million.

The acquisition was accounted for under the purchase method of accounting in accordance with *ASC 805, Business Combinations* ("ASC 805"). In accordance with ASC 805, the Company recorded goodwill totaling $3.0 million from the acquisition as a result of consideration transferred over net assets acquired. Both the assets acquired and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value.

The fair value estimates of the NWB assets and liabilities are preliminary and require management to make estimates about discount rates, expected cash flows, market conditions, and other future events that are highly subjective in nature and are subject to refinement for a one year period after the date of the acquisition. Under current accounting principles, the Company's estimates of fair values may be adjusted for a period of up to one year from the acquisition date if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. No adjustments to the acquisition date fair values were made during the period. Pro forma tables for FNBB were impractical to include due to the cost versus benefit of including such disclosures and the immateriality of such information.

Note 22. Acquisition Activity (Continued)

The assets acquired and liabilities assumed, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table as of February 1, 2023.

(dollars in thousands)	As Acquired	Fair Value Adjustment		As recorded by Home Federal Bancorp
Assets				
Cash and cash equivalents	$ 13,255	$ -		$ 13,255
Investment securities	14,862	-		14,862
Loans	54,949	(829)	(a)	54,120
Office properties and equipment, net	17	668	(b)	685
Core deposit intangible	-	1,510	(c)	1,510
Other assets	310	(343)		(33)
Total assets acquired	$ 83,393	$ 1,006		$ 84,399
Liabilities				
Noninterest-bearing deposits	$ 18,121	-		$ 18,121
Interest-bearing deposits	57,540	(197)	(d)	57,343
Other liabilities	1,681	-		1,681
Total liabilities assumed	$ 77,342	$ (197)		$ 77,145
Excess of assets acquired over liabilities assumed				7,254
Cash consideration paid				(10,244)
Total goodwill recorded				$ 2,990

(a) The adjustment to reflect the fair value of loans includes:

- Preliminary adjustment of $727,000 to reflect the removal of FNBB's allowance for loan losses at the acquisition date, in accordance with ASC 805.
- Preliminary net discount of $772,000 for all purchased credit impaired loans that were determined to be within the scope of ASC 310-30, which totaled $4.3 million. The acquired loan balance was reduced by the net amount of the credit and interest adjustments in determining the fair value of the loans.
- Preliminary net discount of $785,000 for all performing loans were determined not to be within the scope of ASC 310-30, which totaled $51.6 million. The acquired loan balance was reduced by the net amount of the credit and interest adjustments in determining the fair value of the loans.

(b) The adjustment represents the appraisal of the FNBB office property to its estimated fair value at the acquisition date.

(c) The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the estimated life of the deposit base of 10 years.

(d) The adjustment represents the fair value of certificates of deposit acquired based on current interest rates for similar instruments. The adjustment will be recognized using a level yield amortization method based on maturities of the deposit liabilities.

Note 23. Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of June 30, 2024 and 2023 is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheets
June 30, 2024 and 2023

	June 30,	
	2024	2023
	(In Thousands)	
Assets		
Cash and Cash Equivalents	$ 666	$ 243
Investment in Subsidiary	58,883	58,802
Other Assets	394	305
Total Assets	$59,943	$59,350
Liabilities and Stockholders' Equity		
Borrowings	$ 7,000	$ 8,550
Other Liabilities	140	258
Stockholders' Equity	52,803	50,542
Total Liabilities and Stockholders' Equity	$59,943	$59,350

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Operations
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands)	
Equity in Undistributed Earnings of Subsidiary	$4,542	$6,458
Interest Income	1	12
Total Income	4,543	6,470
Operating Expenses	711	473
Interest Expense	731	494
Total Expense	1,442	967
Income Before Income Tax Benefit	3,101	5,503
Income Tax Benefit	(303)	(201)
Net Income	$3,404	$5,704

Note 23. Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Cash Flows
For the Years Ended June 30, 2024 and 2023

	For the Years Ended June 30,	
	2024	2023
	(In Thousands)	
Operating Activities		
Net Income	$3,404	$ 5,704
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Equity in Undistributed Earnings of Subsidiary	(4,542)	(6,458)
Increase in Other Assets	(89)	(50)
(Decrease) Increase in Other Liabilities	(118)	163
Net Cash Used in Operating Activities	(1,345)	(641)
Investing Activities		
Net Cash Paid in Acquisition	-	(10,244)
Net Cash used in Investing Activities	-	(10,244)
Financing Activities		
Distribution from Subsidiary	4,500	11,400
Proceeds from Stock Options Exercised	374	328
Proceeds of Borrowings	-	6,200
Repayment of Borrowings	(1,550)	-
Proceeds Received from Subsidiary on Stock Compensation Programs	500	620
Company Stock Purchased	(487)	(5,963)
Dividends Paid	(1,569)	(1,540)
Net Cash Provided by Financing Activities	1,768	11,045
Decrease in Cash and Cash Equivalents	423	160
Cash and Cash Equivalents, Beginning of Year	243	83
Cash and Cash Equivalents, End of Year	$ 666	$ 243

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of June 30, 2024.

(c) No change in the Company's internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required herein is incorporated by reference from the sections captioned "Information with Respect to Nominees for Director, Continuing Directors, and Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports" in the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2024 ("Proxy Statement").

Code of Ethics. Home Federal Bancorp has adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, as well as directors, other officers, and employees of Home Federal Bancorp and Home Federal Bank. A copy of the Code of Ethics may be obtained without charge upon request made to Glen W. Brown, Home Federal Bank, 222 Florida Street, Shreveport, Louisiana 71105.

Item 11. Executive Compensation

The information required herein is incorporated by reference from the section captioned "Management Compensation" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management. The information required herein is incorporated by reference from the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2024.

Equity Compensation Plan Information. The following table provides information as of June 30, 2024 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consist of the 2014 and 2019 Stock Incentive Plans, both of which were approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	344,700	$11.83	30,200
Equity compensation plans not approved by security holders	-	-	-
Total	344,700	$11.83	30,200

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required herein is incorporated by reference from the section captioned "Indebtedness of Management and Related Party Transactions" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2024.

Item 14. Principal Accountant Fees and Services

The information required herein is incorporated by reference from the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Fees" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2024.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report and are incorporated herein by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm (Carr, Riggs & Ingram LLC, PCAOB Firm ID 213; FORVIS, LLP, PCAOB Firm ID 686)
Consolidated Balance Sheets as of June 30, 2024 and 2023
Consolidated Statements of Operations for the Years Ended June 30, 2024 and 2023
Consolidated Statements of Comprehensive Income for the Years Ended June 30, 2024 and 2023
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2024 and 2023
Consolidated Statements of Cash Flows for the Years Ended June 30, 2024 and 2023
Notes to Consolidated Financial Statements

The following exhibits are filed as part of the Form 10-K, and this list includes the Exhibit Index:

No.	Description	Location
3.1	Articles of Incorporation of Home Federal Bancorp, Inc. of Louisiana	(1)
3.2	Bylaws of Home Federal Bancorp, Inc. of Louisiana	(1)
4.1	Form of Stock Certificate of Home Federal Bancorp, Inc. of Louisiana	(1)
4.2	Description of Securities	(2)
10.1	Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan*	(3)
10.2	Home Federal Bancorp, Inc. of Louisiana 2011 Stock Option Plan*	(4)
10.3	Home Federal Bancorp, Inc. of Louisiana 2011 Recognition and Retention Plan and Trust Agreement*	(4)
10.4	Amended and Restated Employment Agreement between Home Federal Bank and James R. Barlow, dated as of December 27, 2012*	(5)
10.5	Employment Agreement between Home Federal Bancorp, Inc. of Louisiana and James R. Barlow, dated as of December 27, 2012*	(5)
10.6	Supplemental Executive Retirement Agreement between Home Federal Bank and Daniel R. Herndon, dated as of December 27, 2012*	(5)
10.7	Letter Agreement between Home Federal Bank and Adalberto Cantu, Jr., dated as of February 6, 2013*	(6)
10.8	Letter Agreement by and among Home Federal Bank, Home Federal Bancorp, Inc. of Louisiana and Glen W. Brown accepted as of April 9, 2014*	(7)
10.9	Home Federal Bancorp. Inc. of Louisiana 2014 Stock Incentive Plan*	(8)
10.10	Home Federal Bank 2016 Loan Officer Incentive Compensation Plan*	(9)
10.11	Supplemental Executive Retirement Agreement between Home Federal Bank and James R. Barlow, dated as of December 13, 2017*	(10)
10.12	Separation Agreement by and among Home Federal Bancorp, Inc. of Louisiana, Home Federal Bank and Daniel R. Herndon*	(11)
10.13	Home Federal Bancorp, Inc. of Louisiana 2019 Stock Incentive Plan*	(12)
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer	Filed Herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer	Filed Herewith
32.0	Section 1350 Certifications	Filed Herewith
97.0	Home Federal Bancorp, Inc. of Louisiana Compensation Recovery Policy	Filed Herewith
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).	Filed Herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	Filed Herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	Filed Herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	Filed Herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	Filed Herewith
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document.	Filed Herewith
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	Filed Herewith

(Footnotes on following page)

* Denotes a management contract or compensatory plan or arrangement.

(1) Incorporated herein by reference from the Company's Registration Statement on Form S-1, as amended, filed with the SEC on September 3, 2010 (File No. 333-169230).
(2) Incorporated herein by reference from the Company's Annual Report on Form 10-K filed with the SEC on September 29, 2020 (File No. 001-35019).
(3) Incorporated herein by reference from the Company's Definitive Schedule 14A filed with the SEC on June 29, 2005 (File No. 000-51117).
(4) Incorporated by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders held on December 23, 2011 filed with the SEC on October 28, 2011 (File No. 001-35019).
(5) Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on December 28, 2012 (File No. 001-35019).
(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2013 (File No. 001-35019).
(7) Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on July 9, 2014 (File No. 001-35019).
(8) Incorporated by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders held on November 12, 2014 (File No. 001-35019).
(9) Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on February 11, 2016 (File No. 001-35019).
(10) Incorporated herein by reference from the Company's Current Report on Form 8-K filed with the SEC on December 18, 2017 (File No. 001-35019).
(11) Incorporated herein by reference from the Company's Current Report on Form 8-K filed with the SEC on November 22, 2019 (File No. 001-35019).
(12) Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders held on November 13, 2019 filed with the SEC on October 9, 2019 (File No. 001-35019).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME FEDERAL BANCORP, INC. OF LOUISIANA

Date: September 30,2024	By:	/s/ James R. Barlow
		James R. Barlow Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ James R. Barlow James R. Barlow	Chairman of the Board, President and Chief Executive Officer *(Principal Executive Officer)*	September 30,2024
/s/ Glen W. Brown Glen W. Brown	Senior Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	September 30,2024
/s/ Walter T. Colquitt, III Walter T. Colquitt, III	Director	September 30,2024
/s/ Scott D. Lawrence Scott D. Lawrence	Director	September 30,2024
/s/ Mark M. Harrison Mark M. Harrison	Director	September 30,2024
/s/ Thomas Steen Trawick, Jr. Thomas Steen Trawick, Jr.	Director	September 30,2024
/s/ Timothy W. Wilhite, Esq. Timothy W. Wilhite, Esq.	Director	September 30,2024

EXHIBIT 31.1

CERTIFICATIONS

I, James R. Barlow, Chairman of the Board, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Home Federal Bancorp, Inc. of Louisiana;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 30, 2024

/s/ James R. Barlow

James R. Barlow
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATIONS

I, Glen W. Brown, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer), certify that:

1. I have reviewed this annual report on Form 10-K of Home Federal Bancorp, Inc. of Louisiana;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 30, 2024

/s/ Glen W. Brown

Glen W. Brown
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.0

SECTION 1350 CERTIFICATIONS

The undersigned executive officers of Home Federal Bancorp, Inc. of Louisiana (the "Registrant") hereby certify that the Registrant's Form 10-K for the year ended June 30, 2024 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: September 30, 2024

/s/ James R. Barlow
James R. Barlow
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Date: September 30, 2024

/s/ Glen W. Brown
Glen W. Brown
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Home Federal Bancorp, Inc. of Louisiana and will be retained by Home Federal Bancorp, Inc. of Louisiana and furnished to the Securities and Exchange Commission or its staff upon request.

HFB

Since 1924, Home Federal Bank's prudent and responsible business practices have always kept us strong, stable and fully capitalized. HFB | *A Better Way*

WWW.HFB.BANK